

2025

Annual Report



Table of Contents

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management's discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Message from the CEO

To Our Shareholders,

It is a privilege to write to you for the first time as President and Chief Executive Officer of Ballard Power Systems. I step into this role with deep respect for our history and a clear focus on the opportunities ahead.

I would like to thank my predecessor, Randy MacEwen, for his 11 years of leadership at Ballard, a period marked by significant transformation. During that time, Ballard became a product-driven organization, strengthened operational capabilities, expanded its team of innovators, and secured a cash runway that provides strategic flexibility. That foundation allows us to move forward from a position of strength and focus squarely on execution.

As I assumed this role, the mandate was clear: position Ballard to achieve sustainable positive cash flow. As the dominant fuel cell provider in the now mature bus market, with more than 250 million kilometers of real-world operation, we have the foundation to deliver. With our differentiated technology platform, established global service offerings, world-class durability, and growing scale, the path forward is disciplined execution. Cash flow positivity is not an aspiration—it is our objective.

In 2025, we made tangible progress. For the full year, Ballard achieved positive gross margins, marking a meaningful inflection in our financial performance. We reduced cash operating costs year-over-year and reset our cost structure to reflect market realities. In the fourth quarter, we recorded positive cash flow from operating activities for the first time since 2019, and the highest value in over a decade—an important indicator of the effectiveness of these actions.

Commercial momentum continued to build. In 2025, we shipped nearly 800 fuel cell engines, representing more than 75 megawatts of power delivered. Since 2021, we have more than tripled engine sales while lowering cost per kilowatt, reducing total cost of ownership and making decarbonization increasingly economical.

We also strengthened the organization. Over the past year, we streamlined our structure, reduced complexity, and reinforced accountability, creating a leaner and more agile company better positioned to convert growth into sustained positive cash flow. With our cost base reset and improved operational discipline, our focus now shifts to deliberate revenue expansion within markets we know well and where we create long-term value.

We are concentrating on active markets where we have proven products, established relationships, and deep operational experience. In addition to our leadership in the bus market, we are increasing engagement in materials handling and other applications where durability and total cost of ownership are critical. For stationary applications, we are working with customers on hydrogen-based fuel cell solutions ranging from diesel genset replacements to multi-megawatt data center power support.

Ballard Power Systems Inc.

Message from the CEO continued

Continued technology and manufacturing innovation will further reduce product costs and support margin expansion while strengthening performance and value. The FCmove®-SC, launched this year, is one example of this progress. Our approach is pragmatic: execute well in markets we know and build from positions of strength.

Another key pillar of our strategy is monetizing our installed base through service-led growth. After decades of deployment, our fleet scale now supports increasingly material recurring service revenue. Every engine in the field sends performance data back to Ballard, generating insights and enabling service, maintenance, and optimization offerings. The fleet of the future is clean and smart, combined with proactive data-driven service support and our global service presence. This deepens customer partnerships, increases lifetime value per engine, and improves revenue visibility. Our installed base is becoming a compounding asset—supporting both customer success and sustained financial performance.

We are also innovating with commercial and operating models that lower barriers to adoption. As adoption becomes easier, our addressable market expands—creating a virtuous cycle of scale and cost reduction.

Execution remains the critical differentiator. Since stepping into this role, I have seen firsthand the depth and quality of Ballard's team. Across functions, there is technical excellence, accountability, and commitment to our mission. The progress achieved in 2025 reflects that discipline. Strategy sets direction, but execution drives outcomes—and our team has demonstrated the capability to deliver.

To our shareholders, thank you for your continued trust and long-term commitment. We remain focused on sustainable value creation.

To our employees, thank you for your dedication and professionalism. The improvements delivered in 2025 are a direct reflection of your expertise and commitment. You are building a stronger, more resilient Ballard.



As we look ahead, we do so with clarity of purpose and confidence in our path. Together, we are positioning Ballard for sustained positive cash flow, disciplined growth, and long-term value creation.

Marty Neese
President and CEO



A Year in Review





Record Marine Order Secured

- In 2025, we secured a landmark purchase order from eCap Marine for the supply of 6.4 MW of fuel cell engines, marking one of the largest marine fuel cell orders in the industry's history. This significant agreement involves the delivery of 32 FCwave™ 200kW modules to power two innovative Samskip SeaShuttle container vessels. These zero-emission ships are currently under construction at the Cochin Shipyard and are designed to operate on green hydrogen, significantly decarbonizing the vital maritime trade routes between Norway and the Netherlands.

- This collaboration builds on our successful partnership with eCap Marine that began in 2021 and provides a critical validation point for PEM fuel cell technology in heavy-duty maritime applications. By deploying our DNV type-approved FCwave™ engines, each vessel is projected to achieve an annual reduction of approximately 25,000 tons of CO_2. Supported by ENOVA, the Norwegian government's climate agency, this project underscores our commitment to delivering high-performance, sustainable propulsion solutions that meet the rigorous demands of long-haul marine operations.

Decarbonizing Freight Rail

- Following our successful momentum in the maritime sector, we are making significant strides in the North American rail market through our partnership with Sierra Northern Railway. In 2025, we announced a new supply agreement to provide 1.5 MW of fuel cell power to support the decarbonization of their California operations. This deal involves the delivery of 12 FCmove®-XD engines, which will be used to retrofit three diesel switching locomotives into zero-emission, hydrogen-powered units.

- This follow-on order builds on the successful commissioning of Sierra Northern's first hydrogen-powered switcher locomotive earlier in the year, which utilized our FCmove®-XD 120kW technology. These modules are specifically engineered for the high-duty cycles of freight rail, providing a one-to-one replacement for diesel engines without the need for expensive overhead catenary infrastructure.

Ballard Power Systems Inc.

Small Core Product Launch



- In 2025, we reached a pivotal milestone in our commercial roadmap with the launch of our next-generation small core fuel cell product, FCmove®-SC. This launch represents a fundamental leap in value proposition, offering our customers and partners lower life-cycle costs and significantly enhanced performance. Designed for simpler integration and supported by intelligent services, this new system is backed by our trusted brand and market-leading experience, built on a foundation of more than 250 million delivered fuel cell kilometers.

- The technical advancements of this FCmove®-SC set a new industry benchmark for efficiency and resilience. By achieving a 40% reduction in total part count from the previous generation, we have streamlined the architecture to deliver a 30% increase in system power and a 25% increase in volumetric power density. Furthermore, with a 25% increase in maximum operating temperatures and the integration of advanced self-extinguishing safety features, this product is engineered to perform in the most demanding environments, ensuring Ballard remains at the forefront of the global energy transition.



Financial Performance

Overall, our strategy is focused on disciplined capital allocation, prioritization of markets and applications with clearer commercial adoption pathways, continued product cost reduction and operational efficiency, and maintaining our strong financial position to support long-term competitiveness.

Select Annual Financial Information

Expressed in thousands of US dollars, except per share amounts and gross margin %

	2025	2024	2023	2022	2021
Results of Operations					
Revenues	99,370	69,731	102,368	81,860	104,367
Gross margin (loss)	5,462	(21,982)	(21,831)	(13,308)	14,066
Gross margin %	5%	-32%	-21%	-16%	13%
Total Operating Expenses	108,920	161,318	141,073	132,020	100,731
Cash Operating Expenses	78,935	115,931	119,327	111,992	82,630
Adjusted EBITDA	(100,928)	(168,133)	(150,088)	(132,635)	(80,981)
Net loss from continuing operations	(90,914)	(323,530)	(144,210)	(160,371)	(113,282)
Net loss from continuing operations per share	(0.30)	(1.08)	(0.48)	(0.54)	(0.38)
Financial Position					
Total Assets	682,388	777,307	1,077,542	1,247,077	1,440,943
Total non-current liabilities	31,464	28,731	15,740	14,998	29,567
Cash, cash equivalents and short-term investments	531,254	606,052	753,243	915,741	1,126,899

Ballard Power Systems Inc.





A Year by the Numbers

43%

INCREASE IN REVENUE

TOTAL $99.4M DRIVEN BY RECORD BREAKING DELIVERIES

This performance was underpinned by a historic level of manufacturing output, as we delivered an unprecedented 77 MW of zero-emission power across 785 fuel cell modules—marking a new operational record for the company. A key highlight of our commercial momentum was the signing of our largest-ever marine order with eCAP Marine, which will deploy Ballard's technology to power Samskip's innovative SeaShuttle container vessels.

+5%

POSITIVE GROSS MARGIN

A 32-POINT IMPROVEMENT FROM 2024

Building on our operational momentum, we achieved a significant turnaround in profitability, delivering a +5% gross margin for the full year. This annual performance was punctuated by a standout fourth quarter, where we reached a +17% gross margin. This result reflects the successful execution of our initial activities to drive sustainable cash flow positivity and a move toward higher-margin commercial contracts.

>10 Years

POSITIVE CASH FLOW FROM OPERATIONS

HIGHEST VALUE IN OVER 10-YEARS

Achieving a landmark financial milestone, we recorded positive cash flow from operating activities for the first time since 2019, and the highest value in over a decade. This result was delivered despite significant trade headwinds, tariffs, and volatile input costs. Our ability to reach this turning point under such pressure underscores our rigorous operational discipline and the fundamental strength of our commercial model as we progress toward long-term profitability.

BALLARD POWER SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER AND FISCAL YEAR 2025

Here for life™

ballard.com



CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our"). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices; future production capacities and volumes; the markets for our products; expenses and costs; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: our ability to successfully execute our business plan; commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment; our expectation that our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures and potential investments, and our ability to access additional capital when required; potential fluctuations in our financial and business results that make forecasting difficult and may restrict our access to funding; our dependence on a limited number of customers and risks associated with early-stage market activities; our dependence on third party suppliers for the supply of key materials and components and risks of supply chain disruption; our dependence on OEMs and system integrators; our limited experience manufacturing fuel cell products at commercial scale; risks inherent in international operations, including trade tariffs, currency restrictions and restrictions on repatriation of funds; risks under certain customer supply agreements; public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances and changes to clean energy subsidies and incentives; adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; geopolitical events and global economic risks; inflationary pressures, including relating to supply of materials and labour; commodity price fluctuations; competition and competitive technologies; risks associated with capital investments and new business processes; risks associated with mergers and acquisitions; our technology and products may not meet market requirements; we may not be able to sell our products on a commercially viable basis on the timetable anticipated, or at all; our ability to attract and retain key personnel; warranty claims, product performance guarantees, or indemnification claims; a mass market for our products may never develop or may take longer to develop than anticipated; cybersecurity threats; our ability to protect our intellectual property; climate change risks; regulatory agency actions that could affect existing or future investments, acquisitions or joint ventures; additional issuance of securities may dilute existing securityholders and affect the market price of our securities; exchange rate fluctuations; product safety, product liability or other claims; environmental liabilities; changes in U.S. tax laws and tax status related to "passive foreign investment company" designation; emerging diseases;; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis ("MD&A"). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 11, 2026

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. Select Annual Financial Information and 2026 Business Outlook	3.1 Select Annual Financial Information 3.2 2025 Performance Compared to 2025 Business Outlook 3.3 2026 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Recent Developments (including Contractual updates)
5. Results of Operations	5.1 Operating Segments 5.2 Summary of Key Financial Metrics – Three months ended December 31, 2025 5.3 Summary of Key Financial Metrics – Year ended December 31, 2025 5.4 Operating Expenses and Other Items – Three months and year ended December 31, 2025 5.5 Summary of Quarterly Results
6. Cash Flow, Liquidity and Capital Resources	6.1 Summary of Cash Flows 6.2 Cash Provided by (Used by) Operating Activities 6.3 Cash Provided by (Used by) Investing Activities 6.4 Cash Provided by (Used by) Financing Activities 6.5 Liquidity and Capital Resources
7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION

1.1 Preparation of the MD&A

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our") is prepared as of March 11, 2026 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2025. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.

1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act"). The CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with certain other members of management, are responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Changes in internal control over financial reporting

During the year ended December 31, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.

A summary of our identified risks and uncertainties are as follows:

- We may not be able to successfully execute our business plan.
- Commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment are beyond our control and may have an adverse impact on our business, our key suppliers, and/or customers and our ability to raise capital.
- We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
- Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
- We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.
- We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.
- We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

- We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
- We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, and risks related to trade tariffs.
- Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.
- Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances used in our products, could hurt the market for our products and services.
- Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.
- Geopolitical events are beyond our control and may have an adverse impact on our business, our key suppliers, and/or customers.
- We currently face inflationary pressures, including relating to supply of materials and labour.
- Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
- We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
- We could be adversely affected by risks associated with capital investments and new business processes.
- We could be adversely affected by risks associated with mergers and acquisitions.
- Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
- We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
- We could lose or fail to attract the personnel necessary to operate our business.
- Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
- A mass market for our products may never develop or may take longer to develop than we anticipate.
- We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
- We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
- Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
- Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
- Additional issuance of securities by Ballard may dilute existing securityholders, reduce

some or all of Ballard's financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard's ability to raise future capital.

- Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
- Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
- We could be liable for environmental damages resulting from our research, development or manufacturing operations.
- We may constitute a "passive foreign investment company" which could result in adverse U.S. federal income tax consequences for U.S. investors.
- Emerging diseases may adversely affect our operations our suppliers, our customers and/or partners.

2. CORE BUSINESS AND STRATEGY

2.1 Core Business

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard's PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales and logistics office in Guangzhou, Guangdong Province, China.

We have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"), located in Weifang, Shandong Province, China. Weichai Ballard JV's business is to manufacture certain fuel cell products utilizing Ballard's liquid cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million to fully impair our remaining equity investment in Weichai Ballard JV.

We also have certain non-controlling and non-equity accounted investments including: (i) a 4.5% equity interest in Forsee Power SA ("Forsee Power"), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; and (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. ("Wisdom"), a Cayman Island private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the fourth quarter of 2025, we recognized impairment charges of ($1.9) million to fully impair our investment in Wisdom.

We have also invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 10.4% interest in HyCap Fund I SCSP ("HyCap"), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund ("Clean H2"), a special limited partnership registered in France; and (iii) a 1.84% interest in Templewater Decarbonization I, L.P. ("Templewater"), a limited partnership registered in Cayman Islands.

2.2 Strategic Focus and Context

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and module development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.

We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and don't require a distributed refueling network. Our current target markets include medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road applications including material handling and stationary power solutions.

We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe and North America.

We also seek to leverage common PEM fuel cell technology platforms across multiple applications and regions in order to support scale efficiencies and cost reduction over time.

While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development, and manufacturing.

As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We continue to believe that there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.

However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors as we remain focused on our customers and developing next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.

Overall, our strategy is focused on disciplined capital allocation, prioritization of markets and applications with clearer commercial adoption pathways, continued product cost reduction and operational efficiency, and maintaining our strong financial position to support long-term competitiveness.

3. SELECT ANNUAL FINANCIAL INFORMATION AND 2025 BUSINESS OUTLOOK

3.1 Select Annual Financial Information

Results of Operations	Year ended,					
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)		2025		2024		2023
Revenues	$	99,370	$	69,731	$	102,368
Gross margin	$	5,462	$	(21,982)	$	(21,831)
Gross margin %		5%		(32%)		(21%)
Total Operating Expenses	$	108,920	$	161,318	$	141,073
Cash Operating Costs [1]	$	78,935	$	115,931	$	119,327
Adjusted EBITDA [1]	$	(100,928)	$	(168,133)	$	(150,088)
Net loss from continuing operations	$	(90,914)	$	(323,530)	$	(144,210)
Net loss from continuing operations per share	$	(0.30)	$	(1.08)	$	(0.48)
Financial Position (expressed in thousands of U.S. dollars)	At December 31,	2025		2024		2023
Total assets	$	682,388	$	777,307	$	1,077,542
Total non-current liabilities	$	31,464	$	28,731	$	15,740

Cash, cash equivalents and short-term investments	$	**531,254**	$	606,052	$ 753,243

[1] Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

3.2   2025 Performance compared to 2025 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2025 although we did provide certain quantitative and qualitative outlook expectations for 2025. Revenue in 2025 was back-half weighted as expected with approximately two thirds of 2025 revenue realized in the last half of 2025. Our 2025 outlook also included:

- Total Operating Expenses: 2025 outlook range of $100 million to $120 million – Total Operating Expenses in fiscal 2025 of $108.9 million were at the mid-range of our outlook range of between $100 million and $120 million. Excluding restructuring and related expenses of $23.0 million, total Operating Expenses in 2025 would have been $85.9 million, below the lower end of the guidance range due to cost savings arising from the July 2025 restructuring initiatives.

- Capital Expenditures: 2025 revised outlook range of $8 million to $12 million – Total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2025 of $10.2 million were at the mid-range of our revised outlook range of between $8 million and $12 million.

3.3   2026 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2026 although like in prior years, we expect revenue in 2026 to be back-half weighted. Our outlook for 2026 also includes:

- Total Operating Expenses: 2026 outlook range of $65 million to $75 million – We expect total Operating Expenses for fiscal 2026 to be between $65 million and $75 million (compared to $108.9 million in fiscal 2025; or $86.0 million excluding restructuring and related expenses) as we continue to invest in our business, including investments in research, technology development, continuation engineering, product development, product cost reduction, advanced manufacturing, sales, marketing and customer experience.

- Capital Expenditures: 2026 outlook range of $5 million to $10 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2026 to be between $5 million and $10 million (compared to $10.2 million in fiscal 2025) as we continue to optimize our manufacturing capacity in support of reducing product costs, and continue with our ongoing planned investments in testing, advanced manufacturing, and production.

Our expectations for 2026 are in part supported by our 12-month Order Book of approximately $53.9 million which is derived from our Order Backlog of approximately $119.3 million as of December 31, 2025. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments. Our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2026; sales orders received for units and services expected to be delivered in the remainder of 2026; risk adjustments to our sales orderbook and sales pipeline; purchase and cost commitments currently in existence for fiscal 2026; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2026; an estimate of purchase and cost commitments to be generated for the balance of 2026; and assumes an average U.S. dollar exchange rate in the low-mid $0.70's in relation to the Canadian dollar for the remainder of 2025.

The primary risk factors to our business expectations for 2026 are restructuring and related expenses in excess of current expectations; expected cost reductions and savings as a result of our past restructurings not materializing to the extent expected; customer, production, or program delays or cancellations in delivering against existing orders, and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade, tariff, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers' access to capital and the success of their program plans which could adversely impact our business, including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of product customers and certain of those customer's internal development and commercialization plans and financial liquidity; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.

In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, tariffs, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company's revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.

4. RECENT DEVELOPMENTS

4.1 Recent Developments (including Contractual updates)

Ballard announces commercial agreement with New Flyer for 50 MW of fuel cell bus engines

On March 10, 2026, we announced reaching a commercial agreement with New Flyer, a subsidiary of NFI Group Inc., a leading provider of diverse and sustainable mobility solutions in North America and Europe. The agreement for 500 FCmove®-HD+ fuel cell engines, totaling 50 MW, represents the largest single commitment from New Flyer since the partnership began. Deliveries, starting in 2026, will power New Flyer's Xcelsior CHARGE FC™ hydrogen fuel cell buses across North America.

Ballard launches FCmove®-SC fuel cell at Busworld: improved performance and lifecycle cost on the road to diesel parity (new fuel cell engineered to power city transit buses - lower cost, simplified vehicle integration, smarter fleet services, and enhanced safety)

On September 17, 2025, we announced the unveiling of our new-generation transit fuel cell module, the FCmove®-SC, at Busworld in Brussels in October 2025. Designed for city transit duty, the FCmove®-SC builds on Ballard's market-leading FCmove family to deliver greater sustained power, simplified vehicle integration, improved in-service performance and lower lifecycle cost as part of Ballard's roadmap toward diesel parity.

The FCmove®-SC offers several enhancements for bus manufacturers and operators including: (i) a 30% increase in system power (end-of-life) with improved durability, operating and freeze-start temperatures and higher power density; (ii) a 25% increase in volumetric power density through integrated DC/DC packaging; (iii) a 25% higher maximum radiator outlet temperature (60°C → 75°C), simplifying vehicle thermal management; and (iv) a 40% reduction in total part count.

- Lower lifecycle cost, better performance: the FCmove®-SC targets a peak power capability of at least 75 kW, optimized for consistent in-service output and higher thermal margins for improved efficiency. These attributes support smaller cooling requirements and provide more usable waste heat for cabin heating — all intended to reduce operating cost and enable competitive total cost of ownership versus legacy diesel systems. Efficient subsystems support an expected service life of approximately 25,000 operating hours under standard transit duty cycles.

- Simpler integration: by internalizing the DC/DC converter and power controller, the FCmove®-SC consolidates functionality into a smaller, more serviceable package. Fewer external interfaces and routable parts simplify powertrain integration and reduce diagnostics and preventive maintenance requirements.

- Intelligent services: Ballard is upgrading its fleet services to pair the FCmove®-SC with predictive maintenance and analytics. Onboard communications and Ballard's FCServiceCloud Customer Insight portal enables preventive and predictive maintenance workflows, helping operators maximize uptime and lower lifecycle support costs.

- Enhanced safety: Enhanced safety is central to the FCmove®-SC architecture which introduces industry-leading safety features. The PEM stack enclosure incorporates a new internal geometry that inhibits hydrogen-related risks. This passive safety measure reduces dependence on conventional active safety features such as sensors and software controls.

- Proven field performance: The new FCmove®-SC draws on Ballard's extensive on-road experience. In Europe, Ballard has deployed more than 850 vehicles across cities on the continent. Ballard's FCmove®-HD module has been produced, scaled, and successfully operated over nearly a hundred million service kilometers. This market-leading operational base has informed FCmove®-SC's new design, architecture, and component subsystems resulting in lower total cost of ownership for transit operators.

Ballard Announces Strategic Realignment to Strengthen Commercial Focus and Achieve Positive Cash Flow Under New Leadership

On July 31, 2025, we launched a strategic realignment led by newly appointed President and CEO, Marty Neese, to position the Company for disciplined growth, sharper market execution, and stronger financial performance in line with current commercial realities. This decisive shift reflects an important leadership agenda and marks a fundamental reset in how the Company operates, prioritizes innovation, and delivers value to customers, given the current market dynamics. Key elements of the plan include:

- Path to Positive Cash Flow: A core outcome of the realignment is a structured plan to achieve positive cash flow by year-end 2027, through enhanced cost discipline, market prioritization, pricing improvements, and optimized working capital.

- Operational Efficiency: Ballard expects to reduce annualized operating costs by approximately 30% in 2026 relative to the first half of 2025, through immediate workforce adjustments, tighter portfolio integration, and streamlined operations.

- Sharpened Market and Product Focus: Ballard plans to prioritize fuel cell products with the strongest commercial traction, discontinue non-core programs, and focus product development on efforts to reduce system costs, accelerate next-gen stack readiness, and drive higher-margin offerings.

- Margin Expansion Initiatives: Ballard is targeting enhanced gross margins through lower product costs, value-based pricing, and elevated customer service.

- Disciplined Capital and Cash Management: Ballard plans to continue limiting capital expenditures and rigorously manage cash, with a focus on inventory optimization and working capital control, to sustain financial strength. As of December 31, 2025, the Company held approximately $527 million in cash and cash equivalents.

During 2025, we recognized total net restructuring expenses of $23.0 million related to this strategic realignment and other related restructuring actions consisting primarily of personnel severance costs, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of recoveries.

Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.

On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard's strategic collaboration with Weichai included:

- *Equity Investment* – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai is estimated to currently hold an approximate 15.3% interest in Ballard.

  Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard's outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai's anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard's outstanding Common Shares, it has the right to nominate two directors to Ballard's board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard's board of directors.

- *China Joint Venture and Technology Transfer Agreement* – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China's Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

  Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard's LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($nil million in fiscal 2025 and 2024; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV also purchased MEAs exclusively from Ballard for FCgen®-LCS fuel cell stacks under a long-term supply agreement.

- *Fuel Cell Sales* – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($1.3 million in the fourth quarter of 2025; $1.5 million in fiscal 2025; $nil million in the fourth quarter of 2024; $0.1 million in fiscal 2024) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of December 31, 2025, $3.5 million of revenue associated with this order to Weichai Ballard JV remains unrecognized as these MEAs have not yet been sold to external customers by Weichai Ballard JV.

The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market.

As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, we initiated a strategic review of our China strategy in 2024 with consideration of all strategic options, including related to the Weichai Ballard JV. As a result of this review, we previously halted additional investment in China including in the Weichai Ballard JV. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million as we fully impaired our remaining equity accounted investment in Weichai Ballard JV.

5.   RESULTS OF OPERATIONS

5.1   Operating Segments

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services, and training are included in each of the respective markets.

5.2 Summary of Key Financial Metrics – Three Months Ended December 31, 2025

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
	2025		2024	$ Change	% Change
Heavy-Duty Mobility	$ 28,633	$	16,818	$ 11,815	70%
Bus	*13,125*		*13,085*	*40*	*-%*
Truck	*1,267*		*598*	*669*	*112%*
Rail	*10,804*		*1,089*	*9,715*	*892%*
Marine	*3,437*		*2,046*	*1,391*	*68%*
Stationary	**3,181**		**6,934**	**(3,753)**	**(54%)**
Emerging and Other	**1,824**		**768**	**1,056**	**138%**
Revenues	$ 33,638	$	24,520	$ 9,118	37%
Europe	$ 12,897	$	16,669	$ (3,772)	(23%)
North America	**19,422**		**7,123**	12,299	173%
China	**1,266**		**69**	1,197	1729%
Rest of World	**53**		**659**	(606)	(92%)
Revenues	**33,638**		**24,520**	**9,118**	**37%**
Cost of goods sold	**28,035**		**27,747**	**288**	**1%**
Gross Margin	$ 5,603	$	(3,227)	$ 8,830	274%
Gross Margin %	**17%**		**(13%)**	**n/a**	**30 pts**

Fuel Cell Products and Services Revenues of $33.6 million for the fourth quarter of 2025 increased 37%, or $9.1 million, compared to the fourth quarter of 2024. The 37% increase was driven by higher Heavy-Duty Mobility and Emerging and Other revenues, partially offset by lower Stationary market revenues. Revenue increases in North America and China were partially offset by lower revenues in Europe and Rest of World.

Heavy-Duty Mobility revenues of $28.6 million in the fourth quarter of 2025 increased $11.8 million, or 70%, over the fourth quarter of 2024 due to higher sales of rail, marine, truck and bus fuel cell products. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $28.6 million in the fourth quarter of 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $1.3 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $27.3 million from a variety of customers in North America, Europe, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, rail, marine and truck programs.

In comparison, Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 included service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.1 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $16.7 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Stationary revenues of $3.2 million in the fourth quarter of 2025 decreased ($3.8) million, or (54%), over the fourth quarter of 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $1.8 million in the fourth quarter of 2025 increased $1.1 million, or 138%, over the fourth quarter of 2024 due primarily to higher sales of fuel cell products for material handling and miscellaneous applications.

Fuel Cell Products and Services gross margins were $5.6 million, or 17% of revenues, for the fourth quarter of 2025, compared to ($3.2) million, or (13%) of revenues, for the fourth quarter of 2024. The improvement in gross margin in the fourth quarter of 2025 as compared to the fourth quarter of 2024 is due primarily to a decline in onerous contract provisions, product cost reduction initiatives, and lower manufacturing overhead costs as a result of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce and certain operational consolidation. Overall negative gross margin in the fourth quarter of 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.

Gross margin in the fourth quarter of 2025 was positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $1.8 million; and positively impacted by nominal net warranty adjustments. Gross margin in the fourth quarter of 2024 was positively impacted by net warranty adjustments of $2.1 million; and negatively impacted by net increases in onerous contract provisions and inventory impairment provision adjustments of ($1.3) million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
	2025	2024	$ Change	% Change
Research and Product Development	$ **10,938**	$ 19,909	$ (8,971)	(45%)
General and Administrative	**4,837**	6,275	(1,438)	(23%)
Sales and Marketing	**1,635**	3,066	(1,431)	(47%)
Operating Expenses	$ **17,410**	$ 29,250	$ (11,840)	(40%)
Research and Product Development (cash operating cost)	$ **9,937**	$ 19,426	$ (9,489)	(49%)
General and Administrative (cash operating cost)	**4,417**	4,615	(198)	(4%)
Sales and Marketing (cash operating cost)	**1,792**	3,152	(1,360)	(43%)
Cash Operating Costs	$ **16,146**	$ 27,193	$ (11,047)	(41%)

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2025 were $17.4 million, a decrease of ($11.8) million, or (40%), compared to the fourth quarter of 2024. The (40%) decrease was driven by lower research and product development expenses of ($9.0) million, lower general and administrative expenses of ($1.4) million, and lower sales and marketing expenses of ($1.4) million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2025 were $16.1 million, a decrease of ($11.0) million, or (41%), compared to the fourth quarter of 2024. The (41%) decrease was driven by lower research and product development cash operating costs of ($9.5) million, lower sales and marketing cash operating costs of ($1.4) million, and lower general and administrative cash operating costs of ($0.2) million.

The respective ($11.8) million, or (40%), and ($11.0) million, or (41%), decrease in operating expenses and cash operating costs in the fourth quarter of 2025 was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.

Program investment in the fourth quarter of 2025 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2025	2024	$ Change	% Change
Adjusted EBITDA	$ **(11,593)**	$ (36,004)	$ 24,411	68%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2025 was ($11.6) million, compared to ($36.0) million for the fourth quarter of 2024. The decrease in Adjusted EBITDA loss of $24.1 million was driven primarily by the improvement in gross margin of $8.8 million, by lower Cash Operating Costs of $11.0 million, by lower impairment losses on trade receivables of $3.0 million, lower restructuring and related expenses of $1.4 million, and by lower equity in loss of investment in joint venture and associates of $1.0 million attributed to the operations of Weichai Ballard JV.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$ **(17,527)**	$ (46,471)	$ 28,944	62%

Net loss from continuing operations for the fourth quarter of 2025 was ($17.5) million, or ($0.06) per share, compared to a net loss from continuing operations of ($46.5) million, or ($0.16) per share, in the fourth quarter of 2024. The $28.9 million decrease in net loss in the fourth quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $24.4 million, lower impairment charges on property, plant and equipment of $4.9 million, higher finance and other income of $2.9 million, lower stock-based compensation expense of $1.0 million, and lower losses on forward foreign exchange contracts of $0.9 million. These improvements were partially offset by increased impairment charges on equity investment in joint venture and associates of ($4.6) million.

5.3 Summary of Key Financial Metrics – Year Ended December 31, 2025

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
	2025	2024	$ Change	% Change
Heavy-Duty Mobility	$ **81,040**	$ 53,390	$ 27,650	**52%**
Bus	*50,000*	*44,163*	*5,837*	*13%*
Truck	*1,684*	*3,714*	*(2,030)*	*(55%)*
Rail	*25,467*	*2,647*	*22,820*	*862%*
Marine	*3,889*	*2,866*	*1,023*	*36%*
Stationary	**8,142**	**12,757**	**(4,615)**	**(36%)**
Emerging and Other	**10,188**	**3,584**	**6,604**	**184%**
Revenues	$ **99,370**	$ 69,731	$ 29,639	**43%**
Europe	$ **43,629**	$ 47,153	$ (3,524)	(7%)
North America	**50,167**	17,997	32,170	179%
China	**1,545**	2,631	(1,086)	(41%)
Rest of World	**4,029**	1,950	2,079	107%
Revenues	**99,370**	69,731	29,639	43%
Cost of goods sold	**93,908**	91,713	2,195	2%
Gross Margin	$ **5,462**	$ (21,982)	$ 27,444	125%
Gross Margin %	**5%**	(32%)	n/a	37 pts

Fuel Cell Products and Services Revenues of $99.4 million for 2025 increased $29.6 million, or 43%, compared to 2024. The 43% increase was driven by higher Heavy-Duty Mobility and Emerging and Other market revenues, partially offset by lower Stationary market revenues. Revenue increases in North America and the Rest of World were partially offset by lower revenues in Europe and China.

Heavy-Duty Mobility revenues of $81.0 million in 2025 increased $27.7 million, or 52%, over 2024 due to higher sales of rail, bus and marine fuel cell products, partially offset by lower sales in the truck sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $81.0 million in 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $1.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $79.5 million from a variety of customers in Europe, North America, the rest of world, and China, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, rail, truck, and marine programs.

In comparison, Heavy-Duty Mobility revenues of $53.4 million in 2024 included service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $2.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $50.9 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Stationary revenues of $8.1 million in 2025 decreased ($4.6) million, or (36%), from 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $10.2 million in 2025 increased $6.6 million, or 184%, over 2024 due primarily higher sales of fuel cell modules for material handling and miscellaneous applications, combined with a one-time off-road sales transaction in the third quarter of 2025.

Fuel Cell Products and Services gross margins were $5.5 million, or 5% of revenues, for 2025, compared to ($22.0) million, or (32%) of revenues, for 2024. The improvement in gross margin loss in 2025 as compared to 2024 is due primarily to a decline in onerous contract provisions, product cost reduction initiatives, and lower manufacturing overhead costs as a result of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce and certain operational consolidation, combined with a higher margin one-time off-road sales transaction in the third quarter of 2025. The overall negative gross margin in the first half of 2025 and fiscal 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.

Gross margin in 2025 was positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $6.0 million; and negatively impacted by net warranty adjustments of ($0.7) million. Gross margin in 2024 was negatively impacted by net increases in onerous contract provisions and net inventory impairment provision adjustments of ($5.7) million; and positively impacted by net warranty adjustments of $4.0 million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
		2025	2024	$ Change	% Change
Research and Product Development	$	**58,741**	$ 94,494	$ (35,753)	(38%)
General and Administrative		**18,448**	23,516	(5,068)	(22%)
Sales and Marketing		**8,048**	13,502	(5,454)	(40%)
Operating Expenses	$	**85,237**	$ 131,512	$ (46,275)	(35%)
Research and Product Development (cash operating cost)	$	**54,678**	$ 84,590	$ (29,912)	(35%)
General and Administrative (cash operating cost)		**16,295**	18,617	(2,322)	(12%)
Sales and Marketing (cash operating cost)		**7,962**	12,724	(4,762)	(37%)
Cash Operating Costs	$	**78,935**	$ 115,931	$ (36,996)	(32%)

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for 2025 were $85.2 million, a decrease of ($46.3) million, or (35%), compared to 2024. The (35%) decrease was driven by lower research and product development expenses of ($35.8) million, lower sales and marketing expenses of ($5.5) million, and lower general and administrative expenses of ($5.1) million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2025 were $78.9 million, a decrease of ($37.0) million, or (32%), compared to 2024. The (32%) decrease was driven by lower research and product development cash operating costs of ($29.9) million, lower sales and marketing cash operating costs of ($4.8) million, and lower general and administrative cash operating costs of ($2.3) million.

The respective ($46.3) million, or (35%), and ($37.0) million, or (32%), decrease in operating expenses and cash operating costs in 2025 was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.

Program investment in 2025 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
	2025	2024	$ Change	% Change
Adjusted EBITDA	$ **(100,928)**	$ (168,133)	$ 67,205	40%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2025 was ($100.9) million, compared to ($168.1) million for 2024. The decrease in Adjusted EBITDA loss of $67.2 million was driven primarily by the improvement in gross margin loss of $27.4 million, lower Cash Operating Costs of $37.0 million, and by lower impairment losses on trade receivables of $12.0 million. These improvements were partially offset by higher restructuring and related expenses of ($5.9) million.

Restructuring and related charges in 2025 of $23.0 million (included in Adjusted EBITDA loss) consist of amounts incurred related to the July 2025 corporate restructuring including personnel change costs including the CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services.

Restructuring and related charges in 2024 of $17.0 million (included in Adjusted EBITDA loss) consist of amounts incurred related to the global corporate restructuring initiated in September 2024 and consist primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$ **(90,914)**	$ (323,530)	$ 232,616	72%

Net loss from continuing operations for 2025 was ($90.9) million, or ($0.30) per share, compared to a net loss from continuing operations of ($323.5) million, or ($1.08) per share, in 2024. The $232.6 million decrease in net loss 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $67.2 million, lower impairment charges on goodwill of $40.3 million, lower impairment charges on property, plant and equipment of $108.5 million, lower depreciation and amortization expense of $7.5 million, lower stock-based compensation expense of $3.6 million, and higher finance and other income of $8.5 million, and increased gains on forward foreign exchange contracts of $1.8 million. These improvements were partially offset by increased impairment charges on equity investment in joint venture and associates of ($4.6) million.

Goodwill impairment charges of ($40.3) million in 2024 consist of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company's market capitalization. Property, plant and equipment impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($95.1) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($15.9) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024.

In addition, operating margins, and costs in 2025 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2024. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (2%), or (150) basis points, lower 2025 as compared to 2024, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.0 million.

Net Loss from Discontinued Operations

Net loss from discontinued operations for 2024 was ($0.7) million, or ($0.00) per share. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.4 Operating Expenses and Other Items – Three Months and Year ended December 31, 2025

Research and product development expenses

(Expressed in thousands of U.S. dollars) **Research and product development**	Three months ended December 31,			
	2025	2024	$ Change	% Change
Research and product development expense	**$ 10,938**	$ 19,909	$ (8,971)	(45%)
Less: Depreciation and amortization expense	**$ (934)**	$ 141	$ (1,075)	(762%)
Less: Stock-based compensation (expense) recovery	**$ (67)**	$ (624)	$ 557	89%
Research and Product Development (cash operating cost)	**$ 9,937**	$ 19,426	$ (9,489)	(49%)
(Expressed in thousands of U.S. dollars) **Research and product development**	Year ended December 31,			
	2025	2024	$ Change	% Change
Research and product development expense	**$ 58,741**	$ 94,494	$ (35,753)	(38%)
Less: Depreciation and amortization expense	**$ (2,257)**	$ (5,587)	$ 3,330	60%
Less: Stock-based compensation expense	**$ (1,806)**	$ (4,317)	$ 2,511	58%
Research and Product Development (cash operating cost)	**$ 54,678**	$ 84,590	$ (29,912)	(35%)

Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.

Research and product development expenses for the three months ended December 31, 2025, were $10.9 million, a decrease of ($9.0) million, or (45%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $9.9 million in the fourth quarter of 2025, a decrease of ($9.5) million, or (49%), compared to the fourth quarter of 2024.

Research and product development expenses for the year ended December 31, 2025, were $58.7 million, a decrease of ($35.8) million, or (38%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $54.7 million in 2025, a decrease of ($29.9) million, or (35%), compared to 2024.

The respective ($9.5) million, or (49%), and ($29.9) million, or (35%), decrease in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025. Expenses in 2025 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.

Program investment includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®, continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement and cost reduction of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Depreciation and amortization expense (recovery) included in research and product development expense for the three months and year ended December 31, 2025 was $0.9 million and $2.3 million, respectively, compared to ($0.1) million and $5.6 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to depreciation expense on our investment in research and product development facilities and equipment. The decrease in 2025 was due primarily to the impairment of certain research and product development equipment in 2024.

Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2025 was $0.1 million and $1.8 million, respectively, compared to $0.6 million and $4.3 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to forfeitures as a result of the July 2025 restructuring and certain equity awards no longer expected to meet their performance vesting criteria.

General and administrative expenses

(Expressed in thousands of U.S. dollars) General and administrative	Three months ended December 31,			
	2025	2024	$ Change	% Change
General and administrative expense	$ **4,837**	$ 6,275	$ (1,438)	(23%)
Less: Depreciation and amortization expense	$ **(235)**	$ (278)	$ 43	15%
Less: Stock-based compensation (expense) recovery	$ **(185)**	$ (530)	$ 345	65%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ **-**	$ (852)	$ 852	100%
General and Administrative (cash operating cost)	$ **4,417**	$ 4,615	$ (198)	(4%)

(Expressed in thousands of U.S. dollars) General and administrative	Year ended December 31,			
	2025	2024	$ Change	% Change
General and administrative expense	$ **18,448**	$ 23,516	$ (5,068)	(22%)
Less: Depreciation and amortization expense	$ **(845)**	$ (1,441)	$ 596	41%
Less: Stock-based compensation expense	$ **(1,993)**	$ (2,363)	$ 370	16%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ **685**	$ (1,095)	$ 1,780	163%
General and Administrative (cash operating cost)	$ **16,295**	$ 18,617	$ (2,322)	(12%)

General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.

General and administrative expenses for the three months ended December 31, 2025 were $4.8 million, a decrease of ($1.4) million, or (23%) compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.4 million in the fourth quarter of 2025, a decrease of ($0.2) million, or (4%), compared to the fourth quarter of 2024.

General and administrative expenses for the year ended December 31, 2025, were $18.4 million, a decrease of ($5.1) million, or (22%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $16.3 million in 2025, a decrease of ($2.3) million, or (12%), compared to 2024.

The respective ($0.2) million, or (4%), and ($2.3) million or (12%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was due primarily to the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, partially offset by the impact of inflationary wage pressures, reduced government grant recoveries, and increased consulting services.

Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2025 was $0.2 million and $0.8 million, respectively, compared to $0.3 million and $1.4 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to information technology intangible assets including our ERP system. The decrease in 2025 was due primarily to the amortization and impairment of certain equipment in 2024.

Stock-based compensation expense (recovery) included in general and administrative expense (recovery) for the three months and year ended December 31, 2025 was $0.2 million and $2.0 million, respectively, compared to $0.5 million and $2.4 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to certain equity awards no longer expected to meet their performance vesting criteria.

The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2025, was $nil million and ($0.7) million, respectively, compared to $0.9 million and $1.1 million, respectively, for the corresponding periods of 2024. Periodically, we use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
Sales and marketing	**2025**	2024	$ Change	% Change
Sales and marketing expense	$ 1,635	$ 3,066	$ (1,431)	(47%)
Less: Depreciation and amortization expense	$ -	$ -	$ -	-
Less: Stock-based compensation expense (recovery)	$ 157	$ 86	$ 71	83%
Sales and Marketing (cash operating cost)	$ 1,792	$ 3,152	$ (1,360)	(43%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
Sales and marketing	**2025**	2024	$ Change	% Change
Sales and marketing expense	$ 8,048	$ 13,502	$ (5,454)	(40%)
Less: Depreciation and amortization expense	$ (1)	$ (2)	$ 1	50%
Less: Stock-based compensation expense	$ (85)	$ (776)	$ 691	89%
Sales and Marketing (cash operating cost)	$ 7,962	$ 12,724	$ (4,762)	(37%)

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.

Sales and marketing expenses for the three months ended December 31, 2025 were $1.6 million, a decrease of ($1.4) million, or (47%), compared to the corresponding period of 2024. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $1.8 million in the fourth quarter of 2025, a decrease of ($1.4) million, or (43%), compared to the fourth quarter of 2024.

Sales and marketing expenses for the year ended December 31, 2025 were $8.0 million, a decrease of ($5.5) million, or (40%), compared to the corresponding period of 2024.

Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $8.0 million in 2025, a decrease of ($4.8) million, or (37%), compared to 2024.

The respective ($1.4) million, or (43%), and ($4.8) million or (37%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2025, as compared to the fourth quarter and fiscal year 2024, was due primarily to the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, partially offset by the impact of inflationary wage pressures.

Stock-based compensation expense (recovery) included in sales and marketing expense for the three months and year ended December 31, 2025 was ($0.2) million and $0.1 million, respectively, compared to ($0.1) million and $0.8 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to forfeitures as a result of the July 2025 restructuring and certain equity awards no longer expected to meet their performance vesting criteria.

Other operating expenses (recovery) for the three months and year ended December 31, 2025, was ($0.5) million and $23.7 million, respectively, compared to $3.9 million and $29.8 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$ **189**	$ 3,206	$ (3,017)	(94%)
Restructuring and related expense (recovery)	**(734)**	708	(1,442)	(204%)
Acquisition related costs	**-**	-	-	-
Other expenses (recovery)	$ **(545)**	$ 3,914	$ (4,459)	(114%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$ **720**	$ 12,760	$ (12,040)	(94%)
Restructuring and related expense	**22,963**	17,046	5,917	35%
Acquisition related costs	**-**	-	-	-
Other expenses (recovery)	$ **23,683**	$ 29,806	$ (6,123)	(21%)

Restructuring and related expense (recovery) for the three months and year ended December 31, 2025 were ($0.7) million and $23.0 million, respectively, compared to $0.7 million and $17.0 million, respectively, for each of the corresponding periods of 2024. Restructuring expense in 2025 consist of amounts incurred related to the July 2025 corporate restructuring including personnel change costs including the CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services. Restructuring costs in 2024 consist of amounts incurred related to the global corporate restructuring initiated in September 2024 and consist primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expense of $5.9 million related to the July 2025 and September 2024 corporate restructurings remain accrued in provisions and other current liabilities as of December 31, 2025 consisting primarily of personnel severance costs paid over time.

Impairment loss (recovery) on trade receivables for the three months and year ended December 31, 2025 were $0.2 million and $0.7 million, respectively, compared to $3.2 million and $12.8 million, respectively, for the corresponding periods of 2024. Amounts consist primarily of receivables from certain customers in China and Europe no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Finance income (loss) and other for the three months and year ended December 31, 2025 was $0.9 million and $27.4 million, respectively, compared to ($2.1) million and $18.9 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$ **-**	$ (9)	$ 9	100%
Investment and other income (loss)	**5,517**	7,643	(2,126)	(28%)
Mark to Market gain (loss) on financial assets	**(5,112)**	(7,417)	2,305	31%
Foreign exchange gain (loss)	**(75)**	(2,296)	2,221	97%
Government (levies) recovery	**520**	-	520	100%
Finance income (loss) and other	$ **850**	$ (2,079)	$ 2,929	141%

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$ **(21)**	$ (20)	$ (1)	(5%)
Investment and other income (loss)	**24,534**	36,885	(12,351)	(33%)
Mark to Market gain (loss) on financial assets	**1,743**	(14,788)	16,531	112%
Foreign exchange gain (loss)	**427**	(3,144)	3,571	114%
Government (levies) recovery	**700**	-	700	100%
Finance income (loss) and other	$ **27,383**	$ 18,933	$ 8,450	45%

Employee future benefit plan expense for the three and year ended December 31, 2025 and 2024 were nominal and consist primarily of miscellaneous service costs on a curtailed and now terminated defined benefit pension plan for certain former United States employees.

Investment and other income for the three months and year ended December 31, 2025 were $5.5 million and $24.5 million, respectively, compared to $7.6 million and $36.9 million, respectively, for the corresponding periods of 2024. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market interest rates during 2025 and 2024.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2025 were ($5.1) million and $1.7 million, respectively, compared to ($7.4) million and ($14.8) million, respectively, for the corresponding periods of 2024. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater, and include impairment charges of ($1.9) million in 2025 to fully impair our investment in Wisdom. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.

Foreign exchange gains (losses) for the three months and year ended December 31, 2025 were ($0.1) million, and $0.4 million, respectively, compared to ($2.3) million and ($3.1) million, respectively, for the corresponding periods of 2024. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S' assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).

Government (levies) recovery for the three months and year ended December 31, 2025 were $0.5 million and $0.7 million, respectively, compared to ($nil) million, respectively, for the corresponding periods of 2024. Government levies relate to potential withholding tax accruals on certain commercial contracts primarily in China and have declined, or reversed, due primarily to the impairment of the underlying contract receivables.

Finance expense for the three months and year ended December 31, 2025 was ($0.5) million and ($1.9) million, respectively, compared to ($0.5) million and ($2.1) million, respectively, for the corresponding periods of 2024. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.

Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2025 was ($1.6) million and ($4.7) million, respectively, compared to ($2.5) million and ($4.9) million, respectively, for the corresponding periods of 2024. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.

The equity in loss of investment in 2025 and 2024 is due to Weichai Ballard JV's continued operating losses primarily as a result of negative gross margin generated on product sales, inventory impairment charges, and operating expenses. Weichai Ballard JV's business is to manufacture certain fuel cell products utilizing Ballard's liquid cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Impairment charges on equity investment in joint venture and associates for the three months and year ended December 31, 2025 was ($4.6) million in each of the periods, compared to $nil for the corresponding periods of 2024. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million to fully impair our remaining equity investment in Weichai Ballard JV as we exit from our operations in China and expect to recover nominal, or no amounts, on our equity investment at this time.

Impairment charges on goodwill for the year ended December 31, 2024 was ($40.3) million and consists of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company's market capitalization during that time.

Impairment (charges) recovery on property, plant and equipment for the three months and year ended December 31, 2025 was $0.7 million and ($2.5) million, respectively, compared to ($4.3) million and ($111.0) million, respectively, for the corresponding periods of 2024.

Impairment charges of ($2.5) million in 2025 consist of aggregate impairment charges of ($3.2) million in the first half of 2025 when impairment indicators continued to exist, partially offset by recoveries on disposals of impaired assets of $0.7 million in the fourth quarter of 2025. At December 31, 2025, the remaining net impairment allowance against consolidated property, plant and equipment assets was ($76.7) million as these operating assets were impaired in 2024 and 2025 to their estimated residual value of approximately $13.9 million at December 31, 2025.

Impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($93.5) million to impair these operating assets to their estimated residual value of approximately $9.0 million at December 31, 2024, and a write-down of certain specific assets of ($17.5) million located in Denmark, Canada, and China that were discontinued pursuant to the global corporate restructuring initiative initiated in September 2024.

Impairment charges on intangible assets for the three months and year ended December 31, 2025 was ($1.1) million in each of the periods, compared to ($0.7) million for the corresponding periods of 2024, and consist of a write-down of certain information technology assets located in Denmark primarily as a result of the restructuring initiatives in 2025 and 2024.

5.4   Summary of Quarterly Results

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,			
	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Revenues	$ 33,638	$ 32,501	$ 17,842	$ 15,389
Net loss from continuing operations	$ (17,527)	$ (28,070)	$ (24,280)	$ (21,036)
Net loss from continuing operations per share, basic and diluted	$ (0.06)	$ (0.09)	$ (0.08)	$ (0.07)
Weighted average common shares outstanding	300,732	300,512	299,845	299,518
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Revenues	$ 24,520	$ 14,756	$ 16,003	$ 14,452
Net loss from continuing operations	$ (46,471)	$ (204,531)	$ (31,463)	$ (41,066)
Net loss from continuing operations per share, basic and diluted	$ (0.16)	$ (0.68)	$ (0.11)	$ (0.14)
Weighted average common shares outstanding	299,425	299,412	299,392	299,011

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

- **Revenues**: Variations in fuel cell product and service revenues reflect the demand and timing of our customers' fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.

- **Operating expenses**: Operating expenses were negatively impacted in the third quarter of 2025, the second quarter of 2025, and the third quarter of 2024 by restructuring and related charges of ($17.6) million, ($5.9) million, and ($16.1) million, respectively. Operating expenses were also negatively impacted in the fourth quarter of 2024, the third quarter of 2024, and the first quarter of 2024 by impairment losses on trade receivables of ($3.2) million, ($7.9) million, and ($1.7) million, respectively. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

- **Net loss from continuing operations:** Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2025 was negatively impacted by impairment charges on equity investment in joint venture and associations of ($4.6) million, and negatively impacted by impairment charges on intangible assets of ($1.1) million. Net loss in the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($0.9) million, ($2.2) million, ($5.0) million, and ($106.8) million, respectively. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million.

  Net loss in the fourth quarter of 2025, the third quarter of 2025, the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, the third quarter of 2024, the second quarter of 2024, and the first quarter of 2024, was also impacted by mark to market gains (losses) on financial assets of ($5.1) million, ($0.9) million, $3.3 million, $4.4 million, ($7.4) million, ($2.7) million, $1.7 million, and ($6.3) million, respectively, related primarily to our long-term financial investments in HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.

6. CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

6.1 Summary of Cash Flows

Cash and cash equivalents were $527.1 million as of December 31, 2025, compared to $603.9 million as of December 31, 2024. The ($76.9) million decrease in cash and cash equivalents in 2025 was driven primarily by cash used in operating activities of ($56.2) million, purchases of property, plant and equipment and intangible assets of ($10.2) million, long-term financial investments of ($8.7) million, and by finance lease repayments of ($3.0) million.

6.2 Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,		
	2025	2024	$ Change
Cash Operating Loss	**$ (5,365)**	$ (23,938)	$ 18,573
Change in Working Capital:			
Trade and other receivables	**7,387**	(4,684)	12,071
Inventory	**16,164**	6,514	9,650
Prepaid expenses and other current assets	**1,079**	2,976	(1,897)
Trade and other payables	**(8,969)**	(6,917)	(2,052)
Deferred revenue	**692**	2,289	(1,597)
Warranty provision	**440**	(645)	1,085
	16,793	(467)	17,261
Cash Provided (Used) by Operating Activities	**$ 11,428**	$ (24,405)	$ 35,833

For the three months ended December 31, 2025, cash provided by operating activities was $11.4 million, compared to ($24.4) million for the three months ended December 31, 2024. The $35.8 million increase in cash provided by operating activities in the fourth quarter of 2025, as compared to the fourth quarter of 2024, was driven by the relative improvement in cash operating losses of $18.6 million, and by the relative improvement in working capital of $17.3 million.

The relative $18.6 million decrease in cash operating losses in the fourth quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $24.4 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($5.8) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.

The total change in working capital of $16.8 million in the fourth quarter of 2025 was driven by lower inventory of $16.2 million due primarily to increased shipments in the quarter, by lower accounts and contract receivables of $7.4 million due primarily to the timing of revenues and the related customer collections, by lower prepaid expenses of $1.1 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $0.7 million as we collected pre-payments on certain product and service contracts in advance of work performed. These fourth quarter of 2025 inflows were partially offset by lower accounts payable and accrued liabilities of ($9.0) million primarily as a result of the timing of restructuring expenses, supplier payments, and annual compensation awards.

The total change in working capital of ($0.5) million in the fourth quarter of 2024 was driven by lower accounts payable and accrued liabilities of ($6.9) million primarily as a result of the timing of restructuring payments, supplier payments, and annual compensation awards, and by higher accounts and contract receivables of ($4.7) million primarily due to the timing of revenues and the related customer collections. These fourth quarter of 2024 outflows were partially offset by lower inventory of $6.5 million primarily as a result of fourth quarter shipments, by lower prepaid expenses of $3.0 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $2.3 million as we collected pre-payments on certain product and service contracts in advance of work performed.

(Expressed in thousands of U.S. dollars)	Year ended December 31,		
	2025	2024	$ Change
Cash Operating Loss	$ **(74,215)**	$ (113,335)	$ 39,120
Change in Working Capital:			
Trade and other receivables	**6,046**	13,349	(7,303)
Inventory	**10,069**	(16,946)	27,016
Prepaid expenses and other current assets	**2,893**	2,689	204
Trade and other payables	**(8,326)**	1,204	(9,529)
Deferred revenue	**6,693**	7,044	(351)
Warranty provision	**673**	(2,104)	2,776
	18,048	5,236	12,813
Cash Used by Operating Activities	$ **(56,167)**	$ (108,099)	$ 51,933

For the year ended December 31, 2025, cash used by operating activities was ($56.2) million compared to ($108.1) million for year ended December 31, 2024. The $51.9 million decrease in cash used by operating activities in 2025, as compared to 2024, was driven by the relative decrease in cash operating losses of $39.1 million, and by the relative improvement in working capital of $12.8 million.

The relative $39.1 million decrease in cash operating losses in 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $67.2 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($28.1) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.

The total change in working capital of $18.1 million in 2025 was driven by lower inventory of $10.1 million due primarily to increased shipments in the quarter, higher deferred revenue of $6.7 million as we collected pre-payments on certain product and service contracts in advance of work performed, lower accounts and contract receivables of $6.0 million due primarily to the timing of revenues and the related customer collections, and by lower prepaid expenses of $2.9 million primarily due to the timing of annual insurance renewals. These 2025 inflows were partially offset by lower accounts payable and accrued liabilities of ($8.3) million primarily as a result of the timing of restructuring expenses, supplier payments, and annual compensation awards.

The total change in working capital of $5.2 million 2024 was driven by lower accounts and contract receivables of $13.3 million primarily due to the timing of revenues and the related customer collections, by higher deferred revenue of $7.0 million as we collected pre-payments on certain product and service contracts in advance of work performed, and by lower prepaid expenses of $2.7 million. These 2024 inflows were partially offset by higher inventory of ($16.9) million primarily to support expected product shipments in 2025, and by lower warranty provisions of ($2.1) million.

6.3   Cash Provided by (Used by) Investing Activities

Investing activities resulted in net cash outflows of ($9.7) million and ($20.9) million, respectively, for the three months and year ended December 31, 2025, compared to net cash outflows of ($6.1) million and ($36.5) million, respectively, for the corresponding periods of 2024.

Investing activities in the fourth quarter of 2025 of ($9.7) million consist of capital expenditures of ($3.8) million incurred primarily for production and test equipment; long-term investments of ($3.8) million for new investments in Clean H2, HyCap, and Templewater; and net increases in short-term investments of ($2.1) million.

Investing activities in 2025 of ($20.9) million consist of capital expenditures of ($10.2) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($8.7) million for new investments in HyCap, Clean H2, and Templewater; net increases in short-term investments of ($2.1) million; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $0.1 million.

Investing activities in the fourth quarter of 2024 of ($6.1) million consist of capital expenditures of ($5.9) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($3.3) million for new investments in HyCap and Clean H2; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.

Investing activities in 2024 of ($36.5) million consist of capital expenditures of ($27.6) million incurred primarily for production and test equipment and certain intangible assets; long-term investments of ($12.0) million for new investments in HyCap, Clean H2, and Templewater; partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.

6.4   Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash outflows of ($0.4) million and ($2.6) million, respectively, for the three months and year ended December 31, 2025, compared to net cash outflows of $0.8 million and ($1.5) million, respectively, for the corresponding periods of 2024.

Financing activities in the fourth quarter of 2025 of ($0.4) million consist of finance lease payments of ($0.8) million, partially offset by proceeds from the exercise of share purchase options of $0.5 million.

Financing activities in 2025 of ($2.6) million consist of finance lease payments of ($3.0) million, partially offset by proceeds from the exercise of share purchase options of $0.5 million.

Financing activities in the fourth quarter of 2024 of $0.8 million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, partially offset by finance lease payments of ($0.7) million.

Financing activities in 2024 of ($1.5) million consist of finance lease payments of ($3.3) million, partially offset by a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, and proceeds from the exercise of share purchase options of $0.3 million.

6.5 Liquidity and Capital Resources

As of December 31, 2025, we had total liquidity of $531.3 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $531.3 million, as we have no bank debt.

We have a Letter of Guarantee Facility (the "LG Facility") enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of December 31, 2025, nominal amounts were outstanding under the LG Facility.

We also have a Loan Agreement (the "Loan Agreement") enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million. As of December 31, 2025, letters of credit of Canadian $2.6 million were outstanding under the Loan Agreement.

Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in

Canada on June 11, 2025. The Base Shelf Prospectus, which is effective for 25-months ending in July 2027, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.

No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7.   OTHER FINANCIAL MATTERS

7.1   Off-Balance Sheet Arrangements and Contractual Obligations

Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2025, we did not have any outstanding foreign exchange currency contracts.

As of December 31, 2025, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

As of December 31, 2025, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars) **Contractual Obligations**	**Total**	Payments due by period,			
		Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ **30,044**	$ 5,070	$ 7,710	$ 5,739	$ 11,525
Asset retirement obligations	**2,856**	-	-	-	2,856
Long-term investment (HyCap)	**6,335**	6,335	-	-	-
Long-term investment (Clean H2)	**21,396**	21,396	-	-	-
Long-term investment (Templewater)	**316**	316	-	-	-
Total contractual obligations	$ **60,947**	$ 33,117	$ 7,710	$ 5,739	$ 14,381

Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £20.3 million invested as of December 31, 2025) into HyCap.

Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €11.8 million invested as of December 31, 2025) into Clean H2.

Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.7 million invested as of December 31, 2025) in Templewater.

In addition, we have outstanding commitments of $5.8 million as of December 31, 2025, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for years ended December 31, 2025 and 2024.

As of December 31, 2025, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2025, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

7.2 Related Party Transactions

Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2025 and 2024, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months ended December 31,	
Transactions with related parties	**2025**	2024
Revenues	$ **1,266**	$ 64
Cost of goods sold and operating expenses	$ **827**	$ 3,222
Impairment of Equity Accounted Investment	$ **4,634**	$ -

(Expressed in thousands of U.S. dollars)			Year Ended December 31,	
Transactions with related parties		**2025**		2024
Revenues	$	**1,531**	$	2,480
Cost of goods sold and operating expenses	$	**974**	$	10,997
Impairment of Equity Accounted Investment	$	**4,634**	$	-

(Expressed in thousands of U.S. dollars)		**As at Dec 31,**		As at Dec 31,
Balances with related parties		**2025**		2024
Accounts receivable	$	**1,607**	$	3,447
Deferred revenue	$	**(1,607)**	$	(1,831)
Equity Accounted Investment	$	**-**	$	8,238

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company's share-based compensation plans. Key management personnel compensation is summarized in note 25 to our annual consolidated financial statements for the year ended December 31, 2025.

7.3 Outstanding Share and Equity Information

As of March 11, 2026	
Common share outstanding	300,913,456
Options outstanding	2,165,266
DSUs outstanding	1,032,672
RSUs / PSUs outstanding (subject to vesting and performance criteria)	5,124,626

8.   USE OF PROCEEDS

8.1 Reconciliation of Use of Proceeds from Previous Financings

During 2021 and 2020, we completed the following offerings of our common shares ("Common Shares"):

- On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the "2021 Offering").

- On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the "$250 million ATM Program"). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.

- On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the "$75 million ATM Program" and together with the $250 million ATM Program, the "2020 ATM Programs"). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.

The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company's financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.

The following tables sets out a comparison of the Company's disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2025. As of December 31, 2025, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M			
Intended Use of Net Proceeds: Further strengthen the Company's balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)	**Variance – (Over)/Under Expenditures**	**Explanation of Variance**	
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	**$148,788**	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	**$45,178**	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	**$24,272**	N/A	N/A
Total expended to December 31, 2025	**$218,238**		

2020 ATM Programs Net Proceeds $308.8M			
Intended Use of Net Proceeds: General Corporate Purposes			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)	**Variance – (Over)/Under Expenditures**	**Explanation of Variance**	
Gross Margin loss expenditures (net of inventory impairment charges)	**$42,322**	N/A	N/A
General and Administration (cash Operating cost) expenditures	**$85,805**	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	**$49,056**	N/A	N/A
Restructuring and related expenditures	**$48,408**	N/A	N/A
Working capital requirements	**$26,911**	N/A	N/A
Lease liability principal repayments	**$14,438**	N/A	N/A
Total expended to December 31, 2025	**$266,940**		

9.   ACCOUNTING MATTERS

9.1   Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2 Critical Judgments in Applying Accounting Policies

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2025. Effective January 1, 2026, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.3 Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.

REVENUE RECOGNITION
Revenues are generated primarily from product sales, the sale of related extended warranty and customer services, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues and extended warranty and customer service revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, product revenues are recognized when customers obtain control of the product, which is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Extended warranty and customer service revenues earned on standard product sales contracts are typically recognized over time on a straight-line basis consistent with the term of the extended warranty or customer service provided. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

- The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

- The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.

During the three months and year ended December 31, 2025, and 2024, there were no significant adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment or impairment reversal. If any such indicator exists, then the asset's recoverable amount is estimated. For assets including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable, or that past impairments may now be recoverable.

As a result of indicators of potential impairment including a decline in the Company's market capitalization in 2024, the initiation of a global corporate restructuring in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we updated our asset impairment tests as of September 30, 2024, December 31, 2024, March 31, 2025, and June 30, 2025.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.

An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As a result of impairment tests performed in 2024, we recognized goodwill impairment charges of ($40.3) million in the three months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three months ended September 30, 2024, consisting of a fair value impairment allowance of ($105.0) million against consolidated capital assets to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($1.8) million that were discontinued pursuant to the global corporate restructuring. During the three months ended December 31, 2024, we recognized adjustments to the net ($105.0) million fair value impairment allowance on property, plant and equipment consisting of (i) additions to the allowance for capital additions in the period of ($4.6) million as the Company's market capitalization remained depressed;

(ii) deductions to the allowance for specifically identified capital assets totaling $14.5 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $1.6 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of December 31, 2024, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($93.5) million.

During the year ended December 31, 2025, we recognized adjustments to the net ($93.5) million fair value impairment allowance on property, plant and equipment at December 31, 2024, consisting of (i) additions to the allowance for capital additions in the first six months of 2025 of ($3.2) million as the Company's market capitalization remained depressed below equity value during this time; (ii) deductions to the allowance for specifically identified capital assets totaling $6.2 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $13.7 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value during this time. As of December 31, 2025, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($76.7) million. In the event that the Company identifies impairment reversal indicators in the future, including continued market capitalization recovery in excess of equity value, and other indicators of operating asset fair value increases, this net remaining impairment allowance of ($76.7) million may be reversed in part or in full.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2025, we recorded provisions to accrued warranty liabilities of $1.4 million and $4.4 million, respectively, for new product sales, compared to $2.3 million and $6.3 million, respectively, for the three months and year ended December 31, 2024.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2025, were adjusted downwards (upwards) by $nil million and ($0.7) million, respectively, compared to adjustments of $2.1 million and $4.0 million, respectively, for the three months and year ended December 31, 2024.

INVENTORY AND ONEROUS CONTRACT PROVISIONS

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, we recognize any impairment loss on the assets (including through an inventory provision) associated with that contract.

During the three months and year ended December 31, 2025, positive inventory impairment and onerous contract provision adjustments of $1.8 million and $6.0 million, respectively, were recorded as a (charge) recovery to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($1.3) million and ($5.7) million, respectively, in the three months and year ended December 31, 2024.

FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk. A number of the Company's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date. For investments in private funds that hold investments where fair market value is not readily determinable, including our investments in HyCap, Clean H2 and Templewater, we typically rely on the fund manager's assessment of the value of these investments to value our interest in the fund.

The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

During the three months and year ended December 31, 2025, we recognized net mark to market gain (loss) on financial assets of ($5.1) million and $1.7 million, respectively, compared to ($7.4) million and ($14.8) million, respectively, for the three months and year ended December 31, 2024. Mark to market gain (loss) in 2025 and 2024 consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.

9.4 Recently Adopted Accounting Policy Changes

Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.5 Future Accounting Policy Changes

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued *IFRS 18 Presentation and Disclosure in Financial Statements* to improve reporting of financial performance. *IFRS 18* replaces *IAS 1 Presentation of Financial Statements*. It carries forward many requirements from *IAS 1* unchanged.

The new Accounting Standard introduces significant changes to the structure of a company's income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

- introducing a newly defined 'operating profit' subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company's main business activities (i.e. operating, investing and financing);
- requiring disclosure about management performance measures (MPMs); and
- adding new principles for aggregation and disaggregation of information.

IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of *IFRS 18* has not yet been determined.

10. SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company's ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2 Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months and year ended December 31, 2025 and 2024:

(Expressed in thousands of U.S. dollars) Cash Operating Costs		Three months ended December 31,		
		2025	2024	$ Change
Total Operating Expenses	$	**16,865**	$ 33,164	$ (16,299)
Stock-based compensation (expense) recovery		**(95)**	(1,068)	973
Impairment recovery (losses) on trade receivables		**(189)**	(3,206)	3,017
Acquisition related costs		**-**	-	-
Restructuring and related (costs) recovery		**734**	(708)	1,442
Impact of unrealized gains (losses) on foreign exchange contracts		**-**	(852)	852
Depreciation and amortization		**(1,169)**	(137)	(1,032)
Cash Operating Costs	$	**16,146**	$ 27,193	$ (11,047)

(Expressed in thousands of U.S. dollars) Cash Operating Costs		Year ended December 31,		
		2025	2024	$ Change
Total Operating Expenses	$	**108,920**	$ 161,318	$ (52,398)
Stock-based compensation expense		**(3,884)**	(7,456)	3,572
Impairment recovery (losses) on trade receivables		**(720)**	(12,760)	12,040
Acquisition related costs		**-**	-	-
Restructuring and related (costs) recovery		**(22,963)**	(17,046)	(5,917)
Impact of unrealized gains (losses) on foreign exchange contracts		**685**	(1,095)	1,780
Depreciation and amortization		**(3,103)**	(7,030)	3,927
Cash Operating Costs	$	**78,935**	$ 115,931	$ (36,996)

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2025 and 2024 is included in Section 5.3 Operating Expenses and Other Items.

A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars) **Stock-based compensation expense**	Three months ended December 31,		
	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:			
Cost of goods sold	$ **-**	$ -	$ -
Research and product development expense (recovery)	**67**	624	(557)
General and administrative expense (recovery)	**185**	530	(345)
Sales and marketing expense (recovery)	**(157)**	(86)	(71)
Stock-based compensation expense (recovery)	$ **95**	$ 1,068	$ (973)

(Expressed in thousands of U.S. dollars) **Stock-based compensation expense**	Year ended December 31,		
	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:			
Cost of goods sold	$ **-**	$ -	$ -
Research and product development expense	**1,806**	4,317	(2,511)
General and administrative expense	**1,993**	2,363	(370)
Sales and marketing expense	**85**	776	(691)
Stock-based compensation expense	$ **3,884**	$ 7,456	$ (3,572)

A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars) **Depreciation and amortization expense**	Three months ended December 31,		
	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:			
Cost of goods sold	$ **(25)**	$ 858	$ (883)
Research and product development expense	**934**	(141)	1,075
General and administrative expense	**235**	278	(43)
Sales and marketing expense	**-**	-	-
Depreciation and amortization expense	$ **1,144**	$ 995	$ 149

(Expressed in thousands of U.S. dollars) **Depreciation and amortization expense**	Year ended December 31,		
	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:			
Cost of goods sold	$ **955**	$ 4,527	$ (3,572)

Research and product development expense	**2,257**		5,587	(3,330)
General and administrative expense	**845**		1,441	(596)
Sales and marketing expense	**1**		2	(1)
Depreciation and amortization expense	$ **4,058**	$	11,557	$ (7,499)

10.3 EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2025 and 2024:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
EBITDA and Adjusted EBITDA	**2025**		2024	$ Change
Net loss from continuing operations	$ **(17,527)**	$	(46,471)	$ 28,944
Depreciation and amortization	**1,144**		995	149
Finance expense	**451**		539	(88)
Income taxes (recovery)	**27**		18	9
EBITDA	$ **(15,905)**	$	(44,919)	$ 29,014
Stock-based compensation expense (recovery)	**95**		1,068	(973)
Acquisition related costs	**-**		-	-
Finance and other (income) loss	**(850)**		2,079	(2,929)
Impairment charge (recovery) on property, plant and equipment	**(687)**		4,258	(4,945)
Impairment charge on intangible assets	**1,120**		658	462
Impairment charge on equity investment	**4,634**		-	4,634
Impact of unrealized (gains) losses on foreign exchange contracts	**-**		852	(852)
Adjusted EBITDA	$ **(11,593)**	$	(36,004)	$ 24,411

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
EBITDA and Adjusted EBITDA	**2025**		2024	$ Change
Net loss from continuing operations	$ **(90,914)**	$	(323,530)	$ 232,616
Depreciation and amortization	**4,058**		11,557	(7,499)
Finance expense	**1,905**		2,146	(241)
Income taxes (recovery)	**51**		121	(70)
EBITDA	$ **(84,900)**	$	(309,706)	$ 224,806
Stock-based compensation expense	**3,884**		7,456	(3,572)
Acquisition related costs	**-**		-	-
Finance and other (income) loss	**(27,383)**		(18,933)	(8,450)

Impairment charge on goodwill		**-**		40,277	(40,277)
Impairment charge on property, plant and equipment		**2,475**		111,020	(108,545)
Gain on sale of property, plant and equipment		**(73)**		-	(73)
Impairment charge on intangible assets		**1,120**		658	462
Impairment charge on equity investment		**4,634**		-	4,634
Impact of unrealized (gains) losses on foreign exchange contracts		**(685)**		1,095	(1,780)
Adjusted EBITDA	$	**(100,928)**	$	(168,133)	$ 67,205

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2025 and 2024

MANAGEMENT'S REPORT

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2025. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which consists of six directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2025. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"MARTY NEESE"   "KATE IGBALODE"

MARTY NEESE   KATE IGBALODE
President and   Senior Vice President and
Chief Executive Officer   Chief Financial Officer
March 11, 2026   March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as at December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of inventory excess and obsolescence

As discussed in Note 8 to the consolidated financial statements, the Corporation's inventories were $43.8 million as at December 31, 2025. As further discussed in Notes 4(d) and 5(d), the Corporation states its inventories at the lower of cost or net realizable value and records an adjustment to the cost when management estimates that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make the inventory obsolete or recoverable at less than the recorded value. The Corporation's model to estimate the excess and obsolete inventory is based on an analysis of existing inventory quantities compared to future demand. Additionally, the Corporation reviews inventory to determine whether the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory.

We identified the evaluation of excess and obsolete inventory as a critical audit matter. Complex auditor judgment was required to evaluate certain assumptions used in the Corporation's model, specifically assumptions that take into account future demand and the percentage of inventory considered at risk.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Corporation's process to estimate inventory excess and obsolescence. We assessed the Corporation's assumptions used to estimate the provision for excess and obsolete inventory by:

- evaluating historical cumulative write down trends and relevant changes to the overall business environment,

- evaluating the Corporation's ability to accurately estimate future demand by comparing certain assumptions made in the prior year to actual results in the current period,

- performing inquiries with nonfinancial personnel for a selection of products within inventory for which the Corporation evaluated excess and obsolescence based on assumptions with a higher degree of subjectivity,

- selecting a sample of products within inventory and for each sample selection, we inspected internal and/or external information underlying the Corporation's evaluation of excess and obsolescence and recalculated the Corporation's estimate of the inventory provision based on the actual quantity of product on hand compared to the estimate of future demand.

/s/ KPMG LLP
Chartered Professional Accountants

We have served as the Corporation's auditor since 1999.

Vancouver, Canada
March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc. and subsidiaries' (the Corporation) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 11, 2026

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents		$ 527,052	$	603,948
Short-term investments		4,202		2,104
Trade and other receivables	7	24,202		31,983
Inventories	8	43,770		56,417
Prepaid expenses and other current assets		2,207		4,426
Total current assets		601,433		698,878
Non-current assets:				
Property, plant and equipment	9	32,195		30,424
Intangible assets	10	248		1,757
Equity-accounted investment	11	—		8,238
Long-term financial investments	12	48,006		37,515
Other long-term assets		506		495
Total assets		$ 682,388	$	777,307
Liabilities and Equity				
Current liabilities:				
Trade and other payables	14	$ 28,788	$	35,637
Deferred revenue	15	8,408		6,643
Provisions and other current liabilities	16	20,386		30,407
Current lease liabilities	17	3,412		2,899
Total current liabilities		60,994		75,586
Non-current liabilities:				
Non-current lease liabilities	17	18,728		20,995
Deferred gain on finance lease liability	17	—		69
Non-current deferred revenue	15	9,917		4,989
Other non-current liabilities and employee future benefits	18	2,819		2,678
Total liabilities		92,458		104,317
Equity:				
Share capital	19	2,433,244		2,428,618
Contributed surplus	19	310,041		309,974
Accumulated deficit		(2,151,751)		(2,060,837)
Foreign currency reserve		(1,604)		(4,765)
Total equity		589,930		672,990
Total liabilities and equity		$ 682,388	$	777,307

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Kathy Bayless"   "Jim Roche"
Director   Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2025	2024
Revenues:			
Product and service revenues	21 & 30	$ 99,370	$ 69,731
Cost of product and service revenues		93,908	91,713
Gross margin		5,462	(21,982)
Operating expenses:			
Research and product development		58,741	94,494
General and administrative		18,448	23,516
Sales and marketing		8,048	13,502
Other expense	23	23,683	29,806
Total operating expenses		108,920	161,318
Results from operating activities		(103,458)	(183,300)
Finance income and other	24	27,383	18,933
Finance expense	24	(1,905)	(2,146)
Net finance income		25,478	16,787
Equity in loss of investment in joint venture and associates	11 & 25	(4,727)	(4,941)
Impairment charges on property, plant and equipment	9	(2,475)	(111,020)
Impairment charges on intangible assets	10	(1,120)	(658)
Impairment charges on goodwill	26	—	(40,277)
Impairment charges on equity-accounted investment	11 & 25	(4,634)	—
Gain on sale of assets	9	73	—
Loss before income taxes		(90,863)	(323,409)
Income tax expense	28	(51)	(121)
Net loss from continued operations		(90,914)	(323,530)
Net loss from discontinued operations	27	—	(715)
Net loss		$ (90,914)	$ (324,245)
Other comprehensive income (loss):			
Items that will not be reclassified to profit or loss:			
Actuarial gain on defined benefit plans	18	—	913
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences		3,161	(1,803)
Other comprehensive income (loss), net of tax		3,161	(890)
Total comprehensive loss		$ (87,753)	$ (325,135)
Basic and diluted loss per share			
Continued operations		$ (0.30)	$ (1.08)
Discontinued operations		$ —	$ —
Loss per share for the period		$ (0.30)	$ (1.08)
Weighted average number of common shares outstanding		300,156,023	299,310,384

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2023	298,935,706	$2,425,641	$ 306,042	$ (1,737,505)	$ (2,962)	$ 991,216
Net loss	—	—	—	(324,245)	—	(324,245)
Options exercised (note 19)	154,509	472	(164)	—	—	308
DSUs redeemed (note 19)	—	—	—	—	—	—
RSUs redeemed (note 19)	347,901	2,505	(3,360)	—	—	(855)
Share-based compensation (note 19)	—	—	7,456	—	—	7,456
Other comprehensive income (loss):						
Defined benefit plan actuarial gain (note 18)	—	—	—	913	—	913
Foreign currency translation for foreign operations	—	—	—	—	(1,803)	(1,803)
Balance, December 31, 2024	299,438,116	$2,428,618	$ 309,974	$ (2,060,837)	$ (4,765)	$ 672,990
Net loss	—	—	—	(90,914)	—	(90,914)
Options exercised (note 19)	156,738	675	(216)	—	—	459
DSUs redeemed (note 19)	68,840	122	(271)	—	—	(149)
RSUs redeemed (note 19)	1,121,122	3,829	(5,785)	—	—	(1,956)
Share-based compensation (note 19)			6,339	—	—	6,339
Other comprehensive income (loss):						
Foreign currency translation for foreign operations	—	—	—	—	3,161	3,161
Balance, December 31, 2025	300,784,816	$2,433,244	$ 310,041	$ (2,151,751)	$ (1,604)	$ 589,930

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31

(Expressed in thousands of U.S. dollars)

	Note	2025	2024
Cash provided by (used in):			
Operating activities:			
Net loss for the year		$ (90,914)	$ (324,245)
Adjustments for:			
Depreciation and amortization	9 & 10	4,127	11,973
Deferred gain amortization	17	(69)	(416)
Impairment loss on trade receivables		972	13,411
Inventory (reversal) impairment and onerous contracts provision adjustments	8	(5,953)	5,657
Unrealized (gain) loss on forward contracts		(685)	1,095
Equity in loss of investment in joint venture and associates	11 & 25	4,727	4,941
Net (increase) decrease in fair value of investments	12 & 31	(1,743)	14,788
Gain on sale of assets	9	(73)	—
De-recognition of lease		—	(190)
Impairment charges on property, plant and equipment	9	3,162	111,020
Impairment charges on intangible assets	10	1,120	658
Impairment charges on goodwill	26	—	40,277
Impairment charges on equity-accounted investment	11 & 25	4,634	—
Accretion on decommissioning liabilities	18	153	243
Employee future benefits and plan contributions		(12)	(3)
Share-based compensation	19	6,339	7,456
		(74,215)	(113,335)
Changes in non-cash working capital:			
Trade and other receivables		6,046	13,349
Inventories		10,069	(16,946)
Prepaid expenses and other current assets		2,893	2,689
Trade and other payables		(8,326)	1,204
Deferred revenue		6,693	7,044
Warranty provision		673	(2,104)
		18,048	5,236
Cash used in operating activities		(56,167)	(108,099)
Investing activities:			
Net increase in short-term investments		(2,092)	—
Contributions to long-term investments	12	(8,748)	(11,958)
Additions to property, plant and equipment		(9,844)	(25,849)
Investment in intangible assets	10	(337)	(1,768)
Proceeds on sale of assets	9	80	3,170
Consideration paid related to acquisition	16	—	(100)
Cash used in investing activities		$ (20,941)	(36,505)
Financing activities:			
Principal payments of lease liabilities	17	(3,043)	(3,327)
Net proceeds on issuance of share capital from share option exercises	19	459	308
Net proceeds on defined benefit obligation settlement	18	—	1,489
Cash used in financing activities		(2,584)	(1,530)
Effect of exchange rate fluctuations on cash and cash equivalents held		2,796	(1,048)
Decrease in cash and cash equivalents		(76,896)	(147,182)
Cash and cash equivalents, beginning of year		603,948	751,130
Cash and cash equivalents, end of year		$ 527,052	$ 603,948

Supplemental disclosure of cash flow information (note 29). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1. **Reporting entity:**

The principal business of Ballard Power Systems Inc. (the "Corporation") is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2025 and 2024 comprise the Corporation and its subsidiaries (note 4(a)).

2. **Basis of preparation:**

(a) Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 11, 2026.

Details of the Corporation's material accounting policies are included in note 4.

(b) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

- Financial assets classified as measured at fair value through profit or loss (FVTPL)

(c) Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

(d) Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation's management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment (including property, plant, and equipment, intangible assets, and goodwill) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contract provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2. Basis of preparation (cont'd):

(e) Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation's ability to continue as a going concern into the foreseeable future. The Corporation's ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.

The Corporation's strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation's financial condition and or results of operations.

3. Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.

Effective January 1, 2025, the Corporation adopted a number of new standards and interpretations, but they did not have a material impact on the Corporation's consolidated financial statements.

4. Material accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership	
	2025	2024
Ballard Fuel Cell Systems Inc.	100 %	100 %
Ballard Power Corporation	100 %	100 %
Ballard Services Inc.	100 %	100 %
Ballard Hong Kong Ltd.	100 %	100 %
Ballard US Inc.	100 %	100 %
Ballard Power Systems Europe A/S	100 %	100 %
Guangzhou Ballard Power Systems Co., Ltd.	100 %	100 %

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(a) Basis of consolidation (cont'd):

Subsidiary Entities

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

Equity Investment Entities

The Corporation also has a non-controlling, 49% interest (2024 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). This associated company is accounted for using the equity method of accounting.

(b) Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss).

(c) Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(c) Financial instruments (cont'd):

(i) Financial assets (cont'd)

Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, contract assets and long-term financial investments are classified at amortized cost except for long-term financial investments which are measured at fair value through profit or loss.

The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

(ii) Financial liabilities

Financial liabilities comprise the Corporation's trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(d) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand. The Corporation's model to estimate the excess and obsolete inventory is based on an analysis of existing inventory quantities compared to future demand. Additionally, the Corporation reviews inventory to determine whether the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory.

(e) Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(e) Property, plant and equipment (cont'd):

   (i) Recognition and measurement (cont'd)

   Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

   (ii) Depreciation

   Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

   The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years

   Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 15 years
Right-of-use asset - Office equipment	4 to 7 years
Right-of-use asset - Vehicles	1 to 5 years

   Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f) Leases:

   IFRS 16 Leases is based on a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments.

   At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

   i.   As a Lessee

   The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

   The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(f) Leases (cont'd):

    i.   As a Lessee (cont'd)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation's estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in 'Property, plant and equipment' and lease liabilities in 'Lease liability' in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

(g) Goodwill and intangible assets:

    (i) Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
	Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

    (ii) Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

ERP management reporting software system	5 to 7 years
Internally generated fuel cell intangible assets	3 to 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(h) Impairment:

    (i) Financial assets

An 'expected credit loss' ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

- 12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
- lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

    (ii) Non-financial assets

The carrying amounts of the Corporation's non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For assets including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets ("cash-generating units").

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash generating unit are not impaired below their residual fair market value.

Equity-accounted investments (associates and joint ventures) are tested for impairment as a single asset when there is an indicator of impairment. If such indicators exist, the impairment guidance associated with other non-financial assets is used to determine the recoverable amount of the investment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(h) Impairment (cont'd):

(ii) Non-financial assets (cont'd)

An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant, and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Onerous contracts provision

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract. Changes to the provision for onerous contracts are recognized in cost of sales.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j) Revenue recognition:

The Corporation generates revenues primarily from product sales, the sale of related extended warranty and customer services, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues and extended warranty and customer service revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.   **Material accounting policies (cont'd):**

(j)   Revenue recognition (cont'd):

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, product revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Extended warranty and customer service revenues earned on standard product sales contracts are typically recognized over time on a straight-line basis consistent with the term of the extended warranty or customer service provided.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)   Finance income and expense:

Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of non-financial assets (including long-term financial investments) at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

(l)   Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(l) Income taxes (cont'd):

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in profit or loss in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m) Employee benefits:

Termination benefits

Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n) Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units ("RSUs"), and deferred share units ("DSUs")granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to profit or loss over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the statement of profit or loss with a corresponding adjustment to contributed surplus. For awards with market conditions, the fair value is determined at grant date using a complex financial simulation model and there is no subsequent true-up to actual.

The Corporation issues shares, share options, restricted share units (including performance share units), and deferred share units under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital. The Corporation estimates the number of equity instruments expected to vest based on anticipated forfeitures arising from service conditions. The forfeiture rate is reviewed at each reporting date and revised, if necessary, so that cumulative expense reflects the number of awards expected to vest. Differences between estimated and actual forfeitures are recognized in the statement of profit or loss in the period in which the change in estimate occurs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. **Material accounting policies (cont'd):**

(o) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units, restricted share units, and "in the money" options, if any, be exercised. The treasury stock method is used to compute the dilutive effect of these instruments. Under this method, the incremental number of common shares used in computing diluted earnings per share is the difference between the number of common shares assumed issued upon exercise and assumed purchased at the average market price during the year using the assumed proceeds. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.

(p) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.The Corporation operates in a single operating segment, Fuel Cell Products and Services, as the Corporation's chief executive officer reviews the results of the business as a whole.

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty:**

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management's assessment of the Corporation's ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a) Revenue recognition:

On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i)   The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):**

Key sources of estimation uncertainty (cont'd):

(a) Revenue recognition (cont'd):

(ii)   The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation's attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b) Asset impairment:

Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments or reversals of previous impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates.

In the current environment, certain of these estimation uncertainty risks have increased in magnitude, primarily with respect to property, plant and equipment, intangible assets, and goodwill.

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment or impairment reversal. If any such indicator exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual fair market value. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable, or that past impairments may now be recoverable. Once goodwill is impaired, it is not reversed in the future.

(c) Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

Key sources of estimation uncertainty (cont'd):

(d) Inventory and onerous contracts provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.

(e) Fair value measurement (including long-term financial investments) and residual fair value of property, plant and equipment:

A number of the Corporation's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Corporation measures the fair value of an instrument or asset using the quoted price in an active market for that instrument or asset. A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument or asset. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date. For investments in private funds that hold investments where fair market value is not readily determinable, the Corporation typically relies on the fund manager's assessment of the value of these investments to value its interest in the fund.

The best evidence of the fair value of a financial instrument or asset (including long-term financial investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument or asset is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument or asset but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6. Recent accounting pronouncements and future accounting policy changes:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued *IFRS 18 Presentation and Disclosure in Financial Statements* to improve reporting of financial performance. *IFRS 18* replaces *IAS 1 Presentation of Financial Statements*. It carries forward many requirements from *IAS 1* unchanged.

The new Accounting Standard introduces significant changes to the structure of a company's income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as "non-GAAP measures") and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

- introducing a newly defined "operating profi"' subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company's main business activities (i.e. operating, investing and financing);

- requiring disclosure about management performance measures (MPMs); and

- adding new principles for aggregation and disaggregation of information.

IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of *IFRS 18* has not yet been determined.

7. Trade and other receivables:

	December 31, 2025	December 31, 2024
Trade accounts receivable, gross	$ 23,711	$ 29,475
Allowance for doubtful accounts	(2,946)	(5,292)
Trade accounts receivable, net	20,765	24,183
Other receivables	3,437	4,654
Contract assets	—	3,146
	$ 24,202	$ 31,983

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2025 for engineering services and technology transfer services.

Contract assets	December 31, 2025	December 31, 2024
At January 1, 2025	$ 3,146	$ 13,269
Additions to contract assets	—	1,375
Invoiced during the year	(3,146)	(2,320)
Impaired during the year	—	(9,178)
At December 31, 2025	$ —	$ 3,146

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8. **Inventories:**

	December 31, 2025	December 31, 2024
Raw materials and consumables	$ 18,514	$ 15,306
Work-in-progress	4,789	6,622
Finished goods	15,384	26,952
Service inventory	5,083	7,537
	$ 43,770	$ 56,417

In 2025, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $95,758,000 (2024 - $81,785,000).

In 2025, the Corporation recorded inventory impairments of $9,214,000 (2024 - $11,818,000) and reversed previously recorded impairments of $15,167,000 (2024 - $6,200,000) primarily related to the sale or consumption of inventory previously provided for including on certain onerous contracts, resulting in net positive (negative) inventory impairments of $5,953,000 (2024 - $(5,618,000)). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9. **Property, plant and equipment:**

	December 31, 2025	December 31, 2024
Property, plant and equipment owned	$ 13,928	$ 9,000
Right-of-use assets	18,267	21,424
	$ 32,195	$ 30,424

Property, plant and equipment owned

Net carrying amounts	December 31, 2025	December 31, 2024
Computer equipment	$ 604	$ 545
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,878	3,600
Production and test equipment	6,146	1,555
	$ 13,928	$ 9,000

Cost	December 31, 2024	Additions	Disposals	December 31, 2025
Computer equipment	$ 7,534	$ 335	$ —	$ 7,869
Furniture and fixtures	5,496	—		5,496
Leasehold improvements	14,349	703	—	15,052
Production and test equipment	163,588	7,209	(38)	170,759
	$ 190,967	$ 8,247	$ (38)	$ 199,176

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9. Property, plant and equipment (cont'd):

Property, plant and equipment owned (cont'd)

Accumulated depreciation and impairment reserves	December 31, 2024	Depreciation	Disposals	Impairment	December 31, 2025
Computer equipment	$ 6,989	$ —	$ —	$ 276	$ 7,265
Furniture and fixtures	2,196	—	—	—	2,196
Leasehold improvements	10,749	—	—	425	11,174
Production and test equipment	162,033	150	(31)	2,461	164,613
	$ 181,967	$ 150	$ (31)	$ 3,162	$ 185,248

During the year ended December 31, 2025, the Corporation recognized impairment charges on property, plant, and equipment of $2,475,000 consisting of aggregate impairment charges of $3,162,000 when impairment indicators continued to exist, partially offset by recoveries on disposals of impaired assets of $687,000.

During the year ended December 31, 2024 , the Corporation recognized impairment charges on property, plant, and equipment of $111,020,000 consisting of a net fair value impairment allowance against consolidated capital assets of $95,076,000 to impair these operating assets to their estimated residual fair value of $9,000,000 (based on a level 3 fair value determination) and a write-down of certain specific assets of $15,944,000 located primarily in Canada, Denmark, and China, primarily as a result of the September 2024 global corporate restructuring initiative. In the event that the Corporation identifies impairment reversal indicators in the future, including continued market capitalization recovery in excess of equity value, and other indicators of operating asset fair value increases, this net remaining impairment allowance of $76,728,000 may be reversed in part or in full.

During the year ended December 31, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $73,000.

During the year ended December 31, 2024 , the Corporation disposed of certain small stationary assets in Denmark consisting of property, plant, and equipment of $263,000 and inventory of $2,907,000 for net proceeds of $3,170,000, resulting in a gain/loss of $nil.

Cost	December 31, 2023	Additions	Disposals	Effect of movements in exchange rates	December 31, 2024
Building	$ —	$ 852	$ (852)	$ —	$ —
Computer equipment	7,356	178	—	—	7,534
Furniture and fixtures	2,764	10	2,725	(3)	5,496
Leasehold improvements	10,780	1,227	2,335	7	14,349
Production and test equipment	146,097	23,075	(5,574)	(10)	163,588
	$ 166,997	$ 25,342	$ (1,366)	$ (6)	$ 190,967

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9. **Property, plant and equipment (cont'd):**

Property, plant and equipment owned (cont'd)

Accumulated depreciation and impairment reserves	December 31, 2023	Depreciation	Disposals	Impairment	Effect of movements in exchange rates	December 31, 2024
Building	$ —	$ —	$ (852)	$ 852	$ —	$ —
Computer equipment	5,951	455	—	585	(2)	6,989
Furniture and fixtures	1,328	474	(60)	458	(4)	2,196
Leasehold improvements	8,535	1,171	196	850	(3)	10,749
Production and test equipment	48,977	5,164	(387)	108,275	4	162,033
	$ 64,791	$ 7,264	$ (1,103)	$ 111,020	$ (5)	$ 181,967

Right-of-use assets

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 17).

Net carrying amounts included in property, plant and equipment	December 31, 2025	December 31, 2024
Property	$ 18,035	$ 21,179
Equipment	87	34
Vehicle	145	211
	$ 18,267	$ 21,424

Cost	December 31, 2024	Additions	De-recognition	December 31, 2025
Property	$ 33,292	$ 3	$ (561)	$ 32,734
Equipment	176	91	(92)	175
Vehicle	628	—	—	628
	$ 34,096	$ 94	$ (653)	$ 33,537

Accumulated depreciation	December 31, 2024	Depreciation	De-recognition	December 31, 2025
Property	$ 12,113	$ 3,147	$ (561)	$ 14,699
Equipment	142	38	(92)	88
Vehicle	417	66	—	483
	$ 12,672	$ 3,251	$ (653)	$ 15,270

Cost	December 31, 2023	Additions	De-recognition	Effect of movements in exchange rates	December 31, 2024
Property	$ 34,447	$ 13,460	$ (14,629)	$ 14	$ 33,292
Equipment	176	—	—	—	176
Vehicle	637	91	(90)	(10)	628
	$ 35,260	$ 13,551	$ (14,719)	$ 4	$ 34,096

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9. Property, plant and equipment (cont'd):

Right-of-use assets (cont'd)

Accumulated depreciation	December 31, 2023	Depreciation	De-recognition	Effect of movements in exchange rates	December 31, 2024
Property	$ 20,757	$ 3,794	$ (12,433)	$ (5)	$ 12,113
Equipment	106	35	—	1	142
Vehicle	278	121	11	7	417
	$ 21,141	$ 3,950	$ (12,422)	$ 3	$ 12,672

10. Intangible assets:

	December 31, 2025	December 31, 2024
ERP management reporting software system	$ 248	$ 1,757

Balance	Cost	Accumulated amortization	Net carrying amount
At January 1, 2024	$ 59,582	$ 58,176	$ 1,406
Additions to intangible assets	1,768	—	1,768
Amortization expense	—	759	(759)
Impairment on intangible assets	—	658	(658)
Impaired asset retirement adjustment	(6,269)	(6,269)	—
At December 31, 2024	55,081	53,324	1,757
Additions to intangible assets	337	—	337
Amortization expense	—	726	(726)
Impairment on intangible assets	(11,885)	(10,765)	(1,120)
Disposals adjustment	(40,923)	(40,923)	—
At December 31, 2025	$ 2,610	$ 2,362	$ 248

Additions to intangible assets in 2025 of $337,000 (2024 - $1,768,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2025, amortization of $726,000 (2024 - $759,000) was recorded.

During the year ended December 31, 2025, the Corporation recognized impairment charges on intangible assets of $1,120,000 (2024 - $658,000) consisting of a write-down of certain information technology assets located in Denmark primarily as a result of the July 2025 and September 2024 global corporate restructuring initiatives, respectively.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11. Equity-accounted Investments:

For the year ended December 31, 2025, the Corporation recorded $4,727,000 (2024 - $4,941,000) in equity loss of investment in joint venture and associates, comprising of equity loss in Weichai Ballard JV.

Investment in Weichai Ballard JV		December 31, 2025		December 31, 2024
Beginning balance	$	8,238	$	13,901
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net		757		(168)
Equity in loss		(4,727)		(4,941)
Cumulative translation adjustment due to foreign exchange		366		(554)
Impairment charges on equity-accounted investment		(4,634)		—
Ending balance	$	—	$	8,238

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. At December 31, 2025, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV. During the year ended December 31, 2025, the Corporation recognized impairment charges of $4,634,000 to fully impair its remaining equity investment in Weichai Ballard JV as it exits from its operations in China and expects to recover nominal, or no amounts, on its equity investment at this time.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2025 and 2024, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

		December 31, 2025		December 31, 2024
Percentage ownership interest (49%)				
Current assets	$	32,615	$	40,993
Non-current assets		89		50
Current liabilities		(18,882)		(18,398)
Net assets (100%)		13,822		22,645
Corporation's share of net assets (49%)		6,773		11,096
Incorporation costs		324		324
Elimination of unrealized profit on downstream sales, net of sale to third party		(2,463)		(3,182)
Impairment charges on equity-accounted investment		(4,634)		—
Carrying amount of investment in Weichai Ballard JV	$	—	$	8,238

		December 31, 2025		December 31, 2024
Revenue (100%)	$	3,559	$	2,290
Net loss (100%)		9,646		10,084
Corporation's share of net loss (49%)	$	4,727	$	4,941

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12. Long-term financial investments:

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 31).

Net carrying value	December 31, 2024	Contributions (Proceeds)	Change in Fair Value	December 31, 2025
Long-term investment - Forsee Power	$ 2,270	$ —	$ (559)	$ 1,711
Long-term investment - Wisdom Motor	1,900	—	(1,900)	—
Long-term investment - Quantron AG	—	—	—	—
Long-term investment - HyCap Fund	23,987	6,130	1,960	32,077
Long-term investment - Clean H2 Fund	9,043	2,460	2,465	13,968
Long-term investment - Templewater Fund	315	158	(223)	250
	$ 37,515	$ 8,748	$ 1,743	$ 48,006

Net carrying value	December 31, 2023	Contributions (Proceeds)	Change in Fair Value	December 31, 2024
Long-term investment - Forsee Power	$ 14,969	$ —	$ (12,699)	$ 2,270
Long-term investment - Wisdom Motor	4,100	—	(2,200)	1,900
Long-term investment - Quantron AG	4,400	1	(4,401)	—
Long-term investment - HyCap Fund	12,801	6,102	5,084	23,987
Long-term investment - Clean H2 Fund	4,075	5,328	(360)	9,043
Long-term investment - Templewater Fund	—	527	(212)	315
	$ 40,345	$ 11,958	$ (14,788)	$ 37,515

During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments for long-term investments totalling $1,743,000 (2024 - ($14,788,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31).

Investment in Forsee Power SA

In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling ($559,000) (2024 - ($12,699,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Forsee Power of $1,711,000 as of December 31, 2025 (2024 - $2,270,000), now representing a non-controlling 4.5% equity interest.

Investment in Wisdom Motor Holdings Ltd.

In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the year ended December 31, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of December 31, 2025.

During the year ended December 31, 2025, changes in fair value totalling ($1,900,000) (2024 - ($2,200,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Wisdom Motor of $nil (2024 - $1,900,000) as of December 31, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12. Long-term financial investments (cont'd):

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a privately held German electric vehicle integrator and specialty OEM to accelerate fuel cell truck adoption. During the year ended December 31, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest. During 2024, Quantron AG commenced insolvency proceedings and the Corporation's investment was fully impaired. During 2025, the insolvency proceedings completed and Quantron AG was liquidated.

During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $nil (2024 -($4,401,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Quantron AG of $nil (2024 - $nil) as of December 31, 2025.

Investment in Hydrogen Funds

HyCap Fund I SCSp

In August 2021, the Corporation invested in HyCap Fund I SCSp ("HyCap"), a special limited partnership registered in Luxembourg. During the year ended December 31, 2025, the Corporation made additional contributions of £4,541,000 ($6,130,000) (2024 - £4,768,000 ($6,102,000)) for total contributions of £20,296,000 ($26,444,000), representing a 10.4% equity interest.

During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $1,960,000 (2024 - $5,084,000) were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in HyCap of $32,077,000 (2024 - $23,987,000) as of December 31, 2025.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2025, the Corporation made additional contributions of €2,127,000 ($2,460,000) (2024 - €4,962,000 ($5,328,000)) for total contributions of €11,790,000 ($12,935,000), representing a 1.5% equity interest.

During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $2,465,000 (2024 - ($360,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Clean H2 of $13,968,000 (2024 - $9,043,000) as of December 31, 2025.

Investment in Decarbonization and Climate Technology Fund

Templewater Fund

In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the year ended December 31, 2025, the Corporation made additional contributions of $158,000 (2024 - $527,000) for total contributions of $685,000, representing a 1.8% equity interest, on a total commitment of $1,000,000, remainder yet to be paid.

During the year ended December 31, 2025, changes in fair value totalling ($223,000) (2024 - ($212,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Templewater of $250,000 (2024 - $315,000) as of December 31, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13. Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has a Letter of Guarantee Facility ("LG Facility"), enabling the bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at December 31, 2025, a nominal amount (2024 - $1,017,000) was outstanding under the LG Facility.

The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As at December 31, 2025, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $nil (2024 – CDN $17,500,000) resulting in an unrealized loss of CDN $nil (2024 – CDN $685,000) at December 31, 2025. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets in the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.

The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at December 31, 2025, no amounts were outstanding under the Loan Agreement. As at December 31, 2025, letters of credit of $2,092,000 (CDN $2,615,000) (2024 - CDN $nil) were outstanding on the LG Facility associated with this Loan Agreement.

14. Trade and other payables:

	December 31, 2025		December 31, 2024
Trade accounts payable	$	12,007	$	12,300
Compensation payable		11,787		17,111
Other liabilities		4,794		5,579
Taxes payable		200		647
	$	28,788	$	35,637

15. Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2025		December 31, 2024
Beginning Balance	$	11,632	$	4,588
Additions to deferred revenue		35,651		17,291
Revenue recognized during the year		(28,958)		(10,247)
Ending Balance	$	18,325	$	11,632

	December 31, 2025		December 31, 2024
Current deferred revenue	$	8,408	$	6,643
Non-current deferred revenue		9,917		4,989
Ending balance	$	18,325	$	11,632

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

16. Provisions:

Balance	Restructuring provision	Warranty provision	Onerous contracts	Contingent consideration	Total
At January 1, 2024	$ 422	$ 14,997	$ 6,300	$ 78	$ 21,797
Provisions made during year	14,706	6,364	3,855	—	24,925
Provisions used/paid during year	(6,849)	(4,369)	—	(100)	(11,318)
Provisions reversed/expired during year	—	(4,182)	(713)	—	(4,895)
Effect of movements in exchange rates	(226)	84	18	22	(102)
At December 31, 2024	8,053	12,894	9,460	—	30,407
Provisions made during year	18,844	6,758	—	—	25,602
Provisions used/paid during year	(20,820)	(4,428)	—	—	(25,248)
Provisions reversed/expired during year	(727)	(1,620)	(8,550)	—	(10,897)
Effect of movements in exchange rates	540	(37)	19	—	522
At December 31, 2025	$ 5,890	$ 13,567	$ 929	$ —	$ 20,386

Restructuring provision

During the year ended December 31, 2025, the Corporation accrued additional restructuring expenses in provisions and other current liabilities, consisting primarily of amounts incurred related to a July 2025 corporate restructuring initiative including costs related to the Chief Executive Officer ("CEO") transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. This provision is adjusted as actual costs are incurred and expended each quarter.

During the year ended December 31, 2024, the Corporation accrued restructuring expenses in provisions and other current liabilities, related primarily to a September 2024 global corporate restructuring initiative consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development programs, and a reduction or cancellation of certain capital projects. This provision is adjusted as actual costs are incurred and expended each quarter.

As at December 31, 2025, restructuring costs totalling $5,890,000 (December 31, 2024 - $8,053,000) remain accrued.

Warranty provision

The Corporation recorded warranty provisions of $6,758,000 (2024 - $6,364,000), comprised of $4,427,000 (2024 - $6,304,000) related to new product sales and $2,331,000 (2024 - $60,000) related to upward warranty adjustments. This was offset by warranty expenditures of $4,428,000 (2024 - $4,369,000) and downward warranty adjustments of $1,620,000 (2024 - $4,182,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As at December 31, 2025, total warranty provision of $13,567,000 (2024 - $12,894,000) has been accrued in provisions and other current liabilities.

Onerous Contracts

Upon completion of a review of the Corporation's "open" contracts as of December 31, 2025, total onerous contract costs of $929,000 (2024 - $9,460,000) have been accrued in provisions and other current liabilities.

The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

Contingent Consideration

During the year ended December 31, 2024, the Corporation made cash payments totalling $100,000 upon successful achievement of certain performance milestones, related to the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK in 2022 (note 27). The contingent consideration has been fully paid.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17. Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 4.95% to 9.42% per annum and expire between January 2026 and February 2035.

	December 31, 2025		December 31, 2024
Property	$	3,316	$	2,805
Equipment		18		28
Vehicle		78		66
Lease Liability, Current	$	3,412	$	2,899
Property	$	18,572	$	20,847
Equipment		69		2
Vehicle		87		146
Lease Liability, Non-current	$	18,728	$	20,995
Lease Liability, Total	$	22,140	$	23,894

During the year ended December 31, 2025, the Corporation made principal payments on its lease liabilities of $3,043,000 (2024 - $3,327,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	December 31, 2025
Less than one year	$ 5,070
Between one and five years	13,449
More than five years	11,525
Total undiscounted lease liabilities	$ 30,044

Deferred gains were also recorded on closing of a finance lease agreement and are amortized over the lease term. At December 31, 2025, the outstanding deferred gain was $nil (2024 – $69,000).

18. Other non-current liabilities and employee future benefits:

	December 31, 2025		December 31, 2024
Other non-current liabilities	$	2,733	$	2,580
Net other post-retirement benefit plan liability		86		98
Other non-current liabilities and employee future benefits	$	2,819	$	2,678

Non-current liabilities: Decommissioning liabilities

A provision for decommissioning liabilities has been recorded for the Corporation's head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18. Other non-current liabilities and employee future benefits (cont'd):

Non-current liabilities: Decommissioning liabilities (cont'd)

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.96% per annum (2024 – 2.96%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2025. Based on the assessment, an increase of $nil in the provision (2024 - $373,000) was recorded against decommissioning liabilities, in addition to accretion costs of $21,000 (2024 - $58,000) and the effect of movements in exchange rates of $132,000 (2024 - $(188,000)).

The net discounted amount of estimated cash flows required to settle the obligation for the building as of December 31, 2025 is $2,733,000 (2024 - $2,580,000) which is expected to be settled at the end of the lease term which was recently extended for another 10 years to 2035.

Employee future benefits

The Corporation historically maintained a defined benefit pension plan covering existing and former employees in the United States.

During the year ended December 31, 2024, the Corporation effectively terminated and wound-down the defined benefit pension plan through the settlement of the remaining plan liability and recognized actuarial gain on settlement of $913,000 in other comprehensive income (loss). Surplus assets on termination of $1,489,000 were transferred to the Corporation's defined contribution 401K plan in the U.S.

Other post-retirement benefit plan

Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits. The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

19. Equity:

Share-based compensation		December 31, 2025		December 31, 2024
Option Expense	$	141	$	896
DSU Expense		324		511
RSU Expense		5,874		6,049
Total share-based compensation (including restructuring)	$	6,339	$	7,456

Share-based compensation expense is included in research and product development expense of $1,806,000 (2024 - $4,317,000), in general and administrative expense of $1,993,000 (2024 - $2,363,000), in sales and marketing expense of $85,000 (2024 - $776,000) and in other expense (related to restructuring) of $2,455,000 (2024 - $nil).

(a) Share capital:

As at December 31, 2025, 300,784,816 (2024 - 299,438,116) common shares were issued and outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. Equity (cont'd):

(b) Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2024	4,390,222	$ 8.65
Options exercised	(154,509)	1.89
Options forfeited	(152,282)	8.73
Options expired	(320,411)	9.50
At December 31, 2024	3,763,020	9.28
Options exercised	(156,738)	2.99
Options forfeited	(15,499)	7.34
Options expired	(1,328,163)	8.40
At December 31, 2025	2,262,620	$ 10.25

The following table summarizes information about the Corporation's share options outstanding as at December 31, 2025:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.65 - $3.06	434,041	0.2	$ 2.98	434,041	$ 2.98
$3.52 - $5.43	38,192	1.3	4.57	38,192	4.57
$6.84 - $10.64	1,243,498	2.0	9.93	1,243,498	9.93
$12.49 - $26.13	546,889	2.0	17.14	546,889	17.14
	2,262,620	1.6	$ 10.25	2,262,620	$ 10.25

During 2025, compensation expense of $141,000 (2024 – $896,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

During 2025, 156,738 (2024 - 154,509) options were exercised for an equal amount of common shares for proceeds of $459,000 (2024 -$308,000).

As at December 31, 2025, options to purchase 2,262,620 common shares were outstanding (2024 – 3,763,020).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. Equity (cont'd):

(c) Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. As at December 31, 2025, there were 9,273,136 (2024 – 8,621,503) shares available to be issued under this plan.

During 2024 and 2025, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.

(d) Deferred share units:

Deferred share units ("DSUs") are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.

Balance	DSUs for common shares
At January 1, 2024	737,369
DSUs granted	252,299
DSUs exercised	—
At December 31, 2024	989,668
DSUs granted	191,051
DSUs exercised	(148,046)
At December 31, 2025	1,032,673

During 2025, compensation expense of $324,000 (2024 - $511,000) was recorded in net loss relating to 191,051 DSUs (2024 - 252,299) granted during the year.

During 2025, 148,046 DSUs (2024 – nil) were exercised, net of applicable taxes, which resulted in the issuance of 68,840 common shares (2024 – nil), resulting in an impact on equity of $149,000 (2024 - $nil).

As at December 31, 2025, 1,032,673 DSUs were outstanding (2024 – 989,668).

(e) Restricted share units:

Restricted share units ("RSUs") are granted to certain employees, executives and directors. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. For certain of the RSUs awarded, a performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2024 and 2025 include an additional market criteria with weighted vesting over three years.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity.   No shares have been issued under the market purchase RSU plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19. Equity (cont'd):

(e) Restricted share units (cont'd):

Balance	RSUs for common shares
At January 1, 2024	3,141,446
RSUs granted	3,151,939
RSUs exercised	(642,850)
RSUs forfeited	(1,058,440)
At December 31, 2024	4,592,095
RSUs granted	6,510,588
RSUs exercised	(2,332,470)
RSUs forfeited	(3,291,553)
At December 31, 2025	5,478,660

During 2025, compensation expense of $5,874,000 (2024 - $6,049,000) was recorded in net loss.

During 2025, 6,510,588 (2024 – 3,151,939) RSUs were issued. The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant or by using a complex simulation model, depending on the type of RSU.

During 2025, 2,332,470 RSUs (2024 – 642,850) were exercised, net of applicable taxes, which resulted in the issuance of 1,121,122 common shares (2024 – 347,901), resulting in an impact on equity of $1,956,000 (2024 - $855,000).

As at December 31, 2025, 5,478,660 RSUs were outstanding (2024 – 4,592,095).

20. Commitments and contingencies:

As at December 31, 2025, the Corporation is committed to minimum lease payments (note 17).

Long-term financial investments include two investments committing the Corporation to be a limited partner in hydrogen infrastructure and growth equity funds (note 12). The Corporation has committed to investing £25,000,000 (including £20,296,000 invested as of December 31, 2025) into HyCap. The Corporation has committed to investing €30,000,000 (including €11,790,000 invested as of December 31, 2025) into Clean H2. Long-term financial investments also include an investment committing the Corporation to be a limited partner in Templewater, a decarbonizaton and climate technology and growth equity fund. The Corporation has committed to investing $1,000,000 (including $685,000 invested as of December 31, 2025) into Templewater.

As at December 31, 2025, the Corporation has outstanding commitments aggregating up to a maximum of $5,751,000 relating primarily to purchases of property, plant and equipment.

In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2025 and December 31, 2024.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2025, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Commitments and contingencies (cont'd):

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2025, no royalties have been incurred to date for this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is periodically required to provide certain indemnities to other parties. As of December 31, 2025, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

21. Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

		December 31, 2025		December 31, 2024
Geographical markets				
Europe	$	43,629	$	47,153
North America		50,167		17,997
China		1,545		2,631
Rest of World		4,029		1,950
	$	99,370	$	69,731
Application				
Bus	$	50,000	$	44,163
Truck		1,684		3,714
Rail		25,467		2,647
Marine		3,889		2,866
HD Mobility subtotal		81,040		53,390
Stationary		8,142		12,757
Emerging Markets and Other		10,188		3,584
	$	99,370	$	69,731
Timing of revenue recognition				
Products transferred at a point in time	$	92,427	$	59,734
Products and services transferred over time		6,943		9,997
	$	99,370	$	69,731

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22. Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2025		December 31, 2024	
Salaries and employee benefits	$	84,978	$	112,563
Share-based compensation (note 19)		6,339		7,456
	$	91,317	$	120,019

23. Other operating expense:

	December 31, 2025		December 31, 2024	
Net impairment loss on trade receivables	$	1,020	$	12,760
Impairment loss allowance (note 31)		(300)		—
Total impairment loss on trade receivables	$	720	$	12,760
Restructuring and related costs		22,963		17,046
	$	23,683	$	29,806

Impairment loss on trade receivables

During the year ended December 31, 2025, the Corporation recorded a net impairment loss on trade receivables of $1,020,000 (2024 - $12,760,000), consisting primarily of receivables from certain customers in Europe and China no longer deemed collectible, net of recoveries. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

During the year ended December 31, 2025, the Corporation recognized an impairment recovery of $300,000 (2024 - $nil) on its impairment loss allowance, based on a probability-weighted estimate of credit losses. Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

Restructuring and related costs

During the year ended December 31, 2025, total restructuring and related charges of $22,963,000 consist of amounts incurred related to a July 2025 global corporate restructuring initiative including personnel severance costs including a CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services.

During the year ended December 31, 2024, total restructuring and related charges of $17,046,000 consist of $14,706,000 initially in provisions and other current liabilities and $2,340,000 initially in prepaid expenses. These charges relate primarily to a September 2024 global corporate restructuring initiative consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

24. Finance income and expense:

	2025	2024
Employee future benefit plan expense	$ (21) $	(20)
Investment income	24,534	36,885
Mark to market and foreign exchange gain (loss) on financial assets (notes 12 & 31)	1,743	(14,788)
Foreign exchange gain (loss)	427	(3,144)
Government recoveries	700	—
Finance income and other	$ 27,383 $	18,933
Finance expense	$ (1,905) $	(2,146)

25. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation's equity accounted investee, Weichai Ballard JV (note 11).

For the year ended December 31, 2025 and 2024, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2025	2024
Trade and other receivables	$ 1,607 $	3,447
Equity-accounted investment	—	8,238
Deferred revenue	1,607	1,831

Transactions during the year with related party - Weichai Ballard JV	2025	2024
Revenues	$ 1,531 $	2,480
Cost of goods sold and operating expenses	974	10,997
Impairment charges on equity-accounted investment	4,634	—

Corporation Directors and Executive Officers

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation's share-based compensation plans (note 19).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer's employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25. Related party transactions (cont'd):

Key management personnel compensation is comprised of:

	2025	2024
Salaries and employee benefits	$ 4,112	$ 4,587
Post-employment retirement benefits	83	102
Termination benefits	2,892	1,039
Share-based compensation (note 19)	3,638	1,557
	$ 10,725	$ 7,285

26. Impairment charges on goodwill:

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss in respect of goodwill is not reversed.

As a result of indicators of potential impairment including the decline in the Corporation's market capitalization in 2024, the initiation of a global corporate restructuring (notes 16 and 23) in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, the Corporation updated its goodwill and non-financial asset impairment tests as of September 30, 2024.

During the year ended December 31, 2024, the Corporation recognized goodwill impairment charges of $40,277,000 to write-down remaining corporate goodwill to $nil as a result of the decline in the Corporation's market capitalization at that time.

27. Discontinued operations:

During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for 2024 have been removed from continuing operating results and are instead presented separately in the consolidated statements of loss and comprehensive income (loss) as loss from discontinued operations.

Net loss from discontinued operations for the years ended December 31, 2025 and 2024 is comprised of the following:

	2025	2024
Total operating expense	—	(720)
Finance expense	—	5
Net loss from discontinued operations	$ —	$ (715)

During the year ended December 31, 2024, net loss from discontinued operations of $715,000 includes net impairment loss on trade receivables of $444,000 consisting primarily of receivables no longer deemed collectible.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27. Discontinued operations (cont'd):

Net cash flows from discontinued operations for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Cash used in operating activities	$ —	$ (593)
Cash used in discontinued operations	$ —	$ (593)

28. Income taxes:

(a) Current tax expense:

The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2025	2024
Current tax expense		
Current period income tax	$ 51	$ 121
Withholding tax	—	—
Total current tax expense	$ 51	$ 121
Deferred tax expense		
Origination and reversal of temporary differences	$ (39,953)	$ (14,279)
Adjustments for prior periods	5,811	1,648
Change in unrecognized deductible temporary differences	34,142	12,631
Total deferred tax expense	$ —	$ —
Total income tax expense from continuing operations	$ 51	$ 121

The Corporation's effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2025	2024
Net loss before income taxes (from continuing operations)	$ (90,863)	$ (323,409)
Expected tax recovery at 27.00% (2024 – 27.00%)	$ (24,533)	$ (87,320)
Increase (reduction) in income taxes resulting from:		
Non-deductible expenses (non-taxable income)	83	53,847
Expiry of losses and ITC	1,598	310
Investment tax credits earned	(3,407)	(4,703)
Foreign tax rate and tax rate differences	1,519	3,415
Change in unrecognized deductible temporary differences	24,770	34,514
Other	21	58
Income taxes from continuing operations	$ 51	$ 121

(b) Unrecognized deferred tax asset:

At December 31, 2025, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28. Income taxes (cont'd):

(b) Unrecognized deferred tax asset (cont'd):

		2025		2024
Scientific research expenditures	$	166,556	$	148,077
Investments		44,931		43,891
Share issuance costs		86		4,633
Losses from operations carried forward		563,850		440,572
Capital losses carried forward		40,460		4,843
Investment tax credits		53,510		48,277
Property, plant and equipment and intangible assets		255,266		226,425
	$	1,124,659	$	916,718

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

		2025		2024
Canadian scientific research expenditures	$	166,556	$	148,077
Canadian losses from operations		390,148		288,258
Canadian capital losses from operations		42,942		9,827
Canadian investment tax credits		53,510		48,277
US federal losses from operations		41,027		42,949
Denmark losses from operations		114,108		81,130
Hong Kong losses from operations		227		128
UK losses from operations		—		20,440
UK research and development tax credits		—		120

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2035 to 2045.

The Hong Kong and Denmark losses from operations may be used to offset future taxable income in Hong Kong and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2025 to 2038 and may be carried forward indefinitely for losses incurred after January 1, 2018.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2025 to 2045.

29. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:		2025		2024
Issuance of shares to settle compensatory awards	$	3,951	$	2,505

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30. Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets.

In 2025, revenues included sales to three individual customers of $18,239,000, $16,919,000 and $16,244,000 respectively, which exceeded 10% of total revenue. In 2024, revenues included sales to two individual customers of $20,176,000 and $10,451,000, respectively, which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues		2025		2024
United States	$	32,281	$	14,995
Poland		21,572		21,655
Canada		17,885		3,002
Germany		8,410		4,184
United Kingdom		8,204		12,774
Egypt		3,512		154
Spain		1,876		260
China		1,545		2,631
Netherlands		1,185		668
Denmark		342		2,157
France		317		4,023
Other countries		2,241		3,228
	$	99,370	$	69,731

Non-current assets by geographic area are as follows:

Non-current assets		December 31, 2025		December 31, 2024
Canada	$	76,664	$	63,883
United States		3,539		4,322
Denmark		742		1,975
China		10		8,249
	$	80,955	$	78,429

31. Financial instruments:

(a) Fair value:

The Corporation's financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments (cont'd):

(a) Fair value (cont'd):

Long-term financial investments (note 12) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power, Wisdom Motor, and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (note 24). During the year ended December 31, 2025, the Corporation recognized net mark to market and foreign exchange gains (losses) of $1,743,000 (2024 - $(14,788,000)).

Increase (decrease) in fair value due to MTM and foreign exchange		December 31, 2025		December 31, 2024
Long-term investment - Forsee Power	$	(559)	$	(12,699)
Long-term investment - Wisdom Motor		(1,900)		(2,200)
Long-term investment - Quantron AG		—		(4,401)
Long-term investment - HyCap Fund		1,960		5,084
Long-term investment - Clean H2 Fund		2,465		(360)
Long-term investment - Templewater Fund		(223)		(212)
Increase (decrease) in fair value of investments	$	1,743	$	(14,788)

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)   Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)   Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)   Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation's above-mentioned investment in Forsee Power is categorized as Level 1 whereas the other investments are all categorized as Level 3.

(b) Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities in the statement of financial position. Any changes in fair value are recorded in the statements of loss and comprehensive income (loss) irrespective of whether the contract is formally designated and qualified under hedge accounting criteria or not designated, or not qualified, under hedge accounting criteria. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Foreign currency exchange rate risk (cont'd)

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2025, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $42,091,000 and did not have any outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2025:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2025 Opening rate	$0.695	$1.439
December 31, 2025 Closing rate	$0.730	$1.369
Fiscal 2025 Average rate	$0.716	$1.398

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2025, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $3,074,000 recorded against profit or loss. If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on profit or loss. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation's fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2025, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $5,271,000. If interest rates had been 1.0% higher, there would be an equal and opposite impact on investment income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from customers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Credit risk (cont'd)

IFRS 9 Financial Instruments requires impairment losses to be recognized based on "expected losses" that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under *IFRS 9*, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the year ended December 31, 2025, the Corporation recognized an impairment recovery of $300,000 on its estimated ECL impairment losses, excluding specific impairment losses (note 23).

The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows.

Impairment loss allowance		December 31, 2025		December 31, 2024
Beginning balance	$	500	$	500
Net measurement of loss allowance		(300)		—
Ending balance	$	200	$	500





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